2017 Notice and Proxy Statement

Ingersoll Rand.



Ingersoll-Rand plc
Registered in Ireland No. 469272

U.S. Mailing Address:
800-E Beaty Street
Davidson, NC 28036
(704) 655-4000

Registered Office:
170/175 Lakeview Dr.
Airside Business Park
Swords, Co. Dublin
Ireland

NOTICE OF 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

DATE AND TIME
Thursday, June 8, 2017, at 2:30 p.m., local time

LOCATION
The K Club
Straffan
County Kildare
Ireland

PROPOSALS TO BE VOTED
1. To re-elect 10 directors for a period of 1 year.
2. To give advisory approval of the compensation of the Company's Named Executive Officers.
3. To consider an advisory vote on whether an advisory vote on executive compensation should be held every one, two or three years.
4. To approve the appointment of PricewaterhouseCoopers LLP as independent auditors of the Company and authorize the Audit Committee of the Board of Directors to set the auditors' remuneration.
5. To renew the existing authority of the directors of the Company (the "Directors") to issue shares.
6. To renew the Directors' existing authority to issue shares for cash without first offering shares to existing shareholders. (Special Resolution)
7. To determine the price range at which the Company can re-allot shares that it holds as treasury shares. (Special Resolution)
8. To conduct such other business properly brought before the meeting.

RECORD DATE
Only shareholders of record as of the close of business on April 11, 2017, are entitled to receive notice of and to vote at the Annual General Meeting.

By Order of the Board of Directors,

Evan M. Turtz

EVAN M. TURTZ
Secretary

HOW TO VOTE
Whether or not you plan to attend the meeting, please provide your proxy by either using the Internet or telephone as further explained in the accompanying proxy statement or filling in, signing, dating, and promptly mailing a proxy card.

  

BY TELEPHONE
In the U.S. or Canada, you can vote your shares by submitting your proxy toll-free by calling 1-800-690-6903.

BY INTERNET
You can vote your shares online at www.proxyvote.com.

BY MAIL
You can vote by mail by marking, dating, and signing your proxy card or voting instruction form and returning it in the postage-paid envelope.

ATTENDING THE MEETING
Directions to the meeting can be found on page A-1 of the attached Proxy Statement.

If you are a shareholder who is entitled to attend and vote, then you are entitled to appoint a proxy or proxies to attend and vote on your behalf. A proxy is not required to be a shareholder in the Company. If you wish to appoint as proxy any person other than the individuals specified on the proxy card, please contact the Company Secretary at our registered office.

Important Notice regarding the availability of proxy materials for the Annual General Meeting of Shareholders to be held on June 8, 2017.

The Annual Report and Proxy Statement are available at www.proxyvote.com.

The Notice of Internet Availability of Proxy Materials or this Notice of 2017 Annual General Meeting of Shareholders, the Proxy Statement and the Annual Report are first being mailed to shareholders on or about April 24, 2017.

TABLE OF CONTENTS

Proxy Statement

Proxy Statement

PROXY STATEMENT HIGHLIGHTS

This summary highlights information contained elsewhere in this Proxy Statement. For more complete information about these topics, please review Ingersoll-Rand plc's Annual Report on Form 10-K and the entire Proxy Statement.

MEETING INFORMATION

Date and Time: June 8, 2017 at 2:30 p.m., local time

Place: The K Club
Straffan
County Kildare
Ireland

Record Date: April 11, 2017

Voting: Shareholders as of the record date are entitled to vote. Each ordinary share is entitled to one vote for each director nominee and each of the other proposals.

Attendance: All shareholders may attend the meeting.

CORPORATE GOVERNANCE HIGHLIGHTS

- Substantial majority of independent directors (10 of 11) current directors
- Annual election of directors
- Majority vote for directors
- Independent Lead Director
- Board oversight of risk management

- Succession planning at all levels, including for Board and CEO
- Annual Board and committee self-assessments
- Executive sessions of non-management directors
- Continuing director education
- Executive and director stock ownership guidelines
- Board oversight of sustainability program

2018 ANNUAL MEETING

Deadline for shareholder proposals for inclusion in the proxy statement: December 25, 2017

Deadline for business proposals and nominations for director: March 10, 2018

OVERVIEW OF PROPOSALS TO BE VOTED

Item 1.

Election of Directors

☑ **The Board of Directors recommends a vote FOR the directors nominated for election**

See page 9 for further information

Director Nominees

Name/ Occupation	Age	Director since	Independent	Other current public Boards	A	C	CG	F	T	E
					Ingersoll-Rand Committees					
Ann C. Berzin Former Chairman and CEO of Financial Guaranty Insurance Company	65	2001	YES	- Exelon Corporation - Baltimore Gas & Electric Company	M			C		M
John Bruton Former Prime Minister of the Republic of Ireland and Former European Union Commission Head of Delegation to the United States	69	2010	YES			M	M		M	
Jared L. Cohon President Emeritus of Carnegie Mellon University, University Professor of Civil and Environmental Engineering and of Engineering and Public Policy, and Director of the Scott Institute for Energy Innovation	69	2008	YES	- Unisys		M	M		C	
Gary D. Forsee Former President of University of Missouri System and Former Chairman of the Board and Chief Executive Officer of Sprint Nextel Corporation	67	2007	YES	- Great Plains Energy Inc. - DST Systems Inc.		M	C		M	M
Linda P. Hudson Founder, Chairman and CEO of The Cardea Group and Former President and CEO of BAE Systems, Inc.	66	2015	YES	- The Southern Company - Bank of America	M			M	M	
Michael W. Lamach Chairman and CEO of Ingersoll-Rand plc	53	2010	NO	- PPG Industries, Inc.						C
Myles P. Lee Former Director and CEO of CRH plc	63	2015	YES	- Babcock International Group plc - UDG Healthcare plc	M			M		
John P. Surma Former Chairman and CEO of United States Steel Corporation	62	2013	YES	- Marathon Petroleum Corporation - MPLX LP (a publicly traded subsidiary of Marathon Petroleum Corporation) - Concho Resources Inc.	C			M		M
Richard J. Swift Lead Director Former Chairman of Financial Accounting Standards Advisory Council and Former Chairman, President and CEO of Foster Wheeler Ltd.	72	1995	YES	- CVS Health Corporation - Hubbell Incorporated - Kaman Corporation - Public Service Enterprise Group	M			M	M	M
Tony L. White Former Chairman, President and CEO of Applied Biosystems Inc.	70	1997	YES	- C.R. Bard, Inc. - CVS Health Corporation		C	M		M	M

A: Audit Committee
C: Compensation Committee
CG: Corporate Governance & Nominating Committee
F: Finance Committee
T: Technology and Innovation Committee
E: Executive Committee
C: Chair
M: Member

Item 2.

Advisory Approval of the Compensation of Our Named Executive Officers

☑ **The Board of Directors recommends a vote FOR this item**

We are asking for your advisory approval of the compensation of our named executive officers ("NEOs"). While our Board of Directors intends to carefully consider the shareholder vote resulting from the proposal, the final vote will not be binding on us and is advisory in nature. Before considering this proposal, please read our Compensation Discussion and Analysis, which explains our executive compensation programs and the Compensation Committee's compensation decisions.

📄 See page 13 and 29 for further information

EXECUTIVE COMPENSATION

CONSIDERATION OF 2016 ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Compensation Committee regularly reviews the philosophy, objectives and elements of our executive compensation programs in relation to our short and long-term business objectives. In undertaking this review, the Compensation Committee considers the views of shareholders as reflected in their annual advisory vote on our executive compensation proposal. Shareholders voted 94.3% in favor of the company's Advisory Approval of the Compensation of Our Named Executive Officers at our 2016 annual general meeting. Based on the Compensation Committee's review and the support our executive compensation programs received from shareholders, the Compensation Committee determined it would be appropriate to maintain the core elements of our executive compensation programs.

EXECUTIVE COMPENSATION PRINCIPLES

Our executive compensation programs are based on the following principles:

(i) business strategy alignment	(iii) mix of short and long-term incentives	(v) shareholder alignment
(ii) pay for performance	(iv) internal parity	(vi) market competitiveness

Consistent with these principles, the Compensation Committee has adopted executive compensation programs with a strong link between pay and achievement of short and long-term Company goals.

EXECUTIVE COMPENSATION ELEMENTS

The primary elements of the executive compensation programs are:

Total Direct Compensation

Element [1]	Objective of Element
Base Salary	Fixed cash compensation.
Annual Incentive Matrix ("AIM")	Variable cash incentive compensation. Any award earned is based on performance measured against pre-defined annual revenue, Operating Income, cash flow and Operating Income Margin percent objectives, as well as individual performance measured against pre-defined objectives.
Long-Term Incentives ("LTI")	Variable long-term incentive compensation. Performance is aligned with the Company's stock price and is awarded in the form of stock options, restricted stock units ("RSUs") and performance share units ("PSUs"). PSUs are only payable if the Company's earnings per share ("EPS") growth and total shareholder return ("TSR") relative to companies in the S&P 500 Industrials Index exceed threshold performance.

1   See Section V of the Compensation Discussion and Analysis entitled "Compensation Program Descriptions and Compensation Decisions," for additional discussion of these elements of compensation.

EXECUTIVE COMPENSATION MIX

As illustrated in the charts below, the Compensation Committee places significant emphasis on variable compensation (AIM and LTI) so that a substantial percentage of each NEO's target total direct compensation is contingent on the successful achievement of the Company's short-term and long-term performance goals.

**Chairman and CEO
2016 Compensation Mix
(Target Total Direct Compensation)**



Target Long-Term Incentive **74%**
Base Salary **10%**
Pay at Risk **90%**
Target AIM **16%**

**Other NEOs
2016 Compensation Mix
(Target Total Direct Compensation)**



Target Long-Term Incentive **56%**
Base Salary **23%**
Pay at Risk **77%**
Target AIM **21%**

2016 EXECUTIVE COMPENSATION

The summary below shows the 2016 compensation for our CEO and other NEOs, as required to be reported in the Summary Compensation Table pursuant to U.S. Securities and Exchange Commission ("SEC") rules. Please see the notes accompanying the Summary Compensation Table for further information.

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation	Total ($)
M.W. Lamach Chairman and Chief Executive Officer	1,300,000	–	7,445,074	2,280,485	2,500,000	2,355,506	491,249	16,372,314
S.K. Carter Senior Vice President and Chief Financial Officer	690,000	–	1,567,450	480,108	817,862	297,243	147,270	3,999,933
D. P. M. Teirlinck Executive Vice President, Climate Segment	696,250	–	1,449,891	444,096	814,718	861,907	158,243	4,425,105
R.G. Zafari Executive Vice President, Industrial Segment	570,000	–	1,018,843	312,073	358,244	425,348	109,879	2,794,387
M. J. Avedon Senior Vice President, Human Resources, Communications and Corporate Affairs	593,750	–	940,470	288,068	600,158	612,582	101,691	3,136,719
M. C. Green Senior Vice President and General Counsel	525,000	500,000	979,656	300,066	494,248	–	80,820	2,879,790

Item 3.

Advisory Vote on Frequency of Advisory Vote on Executive Compensation

☑ **The Board of Directors recommends a vote FOR an annual advisory vote on executive compensation**

We are asking you to consider an advisory vote on whether an advisory vote on executive compensation should be held every one, two or three years

See page 13 for further information

Item 4.

Approval of Appointment of Independent Auditors

☑ **The Board of Directors recommends a vote FOR this item**

We are asking you to approve the appointment of PricewaterhouseCoopers LLP ("PwC") as our independent auditors for 2017 and to authorize the Audit Committee to set PwC's remuneration.

See page 14 for further information

Item 5.

To renew the Directors' existing authority to issue shares.

☑ **The Board of Directors recommends a vote FOR this item**

We are asking you to renew our Directors' authority to issue shares under Irish law. This authority is fundamental to our business and granting the Board this authority is a routine matter for public companies incorporated in Ireland.

See page 16 for further information

Item 6.

To renew the Directors' existing authority to issue shares for cash without first offering shares to existing shareholders. (Special Resolution)

☑ **The Board of Directors recommends a vote FOR this item**

We are asking you to renew the Directors' authority to issue shares for cash without first offering shares to existing shareholders. This authority is fundamental to our business and granting the Board this authority is a routine matter for public companies incorporated in Ireland. As required under Irish law, this proposal requires the affirmative vote of at least 75% of the votes cast.

See page 17 for further information

Item 7.

To determine the price range at which the Company can re-allot shares that it holds as treasury shares. (Special Resolution)

☑ **The Board of Directors recommends a vote FOR this item**

We are asking you to determine the price at which the Company can reissue shares held as treasury shares. From time to time the Company may acquire ordinary shares and hold them as treasury shares. The Company may re-allot such treasury shares, and under Irish law, our shareholders must authorize the price range at which we may re-allot any shares held in treasury. As required under Irish law, this proposal requires the affirmative vote of at least 75% of the votes cast.

See page 18 for further information

PROPOSALS REQUIRING YOUR VOTE

In this Proxy Statement, "Ingersoll Rand," the "Company," "we," "us" and "our" refer to Ingersoll-Rand plc, an Irish public limited company. This Proxy Statement and the enclosed proxy card, or the Notice of Internet Availability of Proxy Materials, are first being mailed to shareholders of record on April 11, 2017 (the "Record Date") on or about April 24, 2017.

Item 1.

Election of Directors

☑ **The Board of Directors recommends a vote FOR the directors nominated for election listed below.**

The Company uses a majority of votes cast standard for the election of directors. A majority of the votes cast means that the number of votes cast "for" a director nominee must exceed the number of votes cast "against" that director nominee. Each director of the Company is being nominated for election for a one-year term beginning at the end of the 2017 Annual General Meeting of Shareholders to be held on June 8, 2017 (the "Annual General Meeting") and expiring at the end of the 2018 Annual General Meeting of Shareholders. Under our Articles of Association, if a director is not re-elected in a director election, the director shall retire at the close or adjournment of the Annual General Meeting. Ms. Constance J. Horner is retiring at the 2017 Annual General Meeting in accordance with our Corporate Governance Guidelines due to her attaining the age of 75 prior to such meeting.



ANN C. BERZIN
Independent Director

Age 65
Director since 2001
Committees Audit, Finance (Chair), Executive

Principal Occupation
Chairman and Chief Executive Officer of Financial Guaranty Insurance Company (insurer of municipal bonds and structured finance obligations), a subsidiary of General Electric Capital Corporation, from 1992 to 2001.

Current Public Directorships
- Exelon Corporation
- Baltimore Gas & Electric Company

Other Directorships Held in the Past Five Years
- Kindred Healthcare, Inc.

Nominee Highlights
Ms. Berzin's extensive experience in finance at a global diversified industrial firm and her expertise in complex investment and financial products and services bring critical insight to the Company's financial affairs, including its borrowings, capitalization, and liquidity. In addition, Ms. Berzin's relationships across the global financial community strengthen Ingersoll Rand's access to capital markets. Her board memberships provide deep understanding of trends in the energy sector, which presents ongoing opportunities and challenges for Ingersoll Rand.



JOHN BRUTON
Independent Director

Age 69
Director since 2010
Committees
Compensation, Corporate Governance and Nominating, Technology and Innovation

Principal Occupation
- European Union Commission Head of Delegation to the United States from 2004 to 2009.
- Prime Minister of the Republic of Ireland from 1994 to 1997.

Current Public Directorships
- None

Other Directorships Held in the Past Five Years
- Montpelier Re Holding Ltd.

Nominee Highlights
Mr. Bruton's long and successful career of public service on behalf of Ireland and Europe provides extraordinary insight into critical regional and global economic, social and political issues, all of which directly influence the successful execution of the Company's strategic plan. In particular, Mr. Bruton's leadership role in transforming Ireland into one of the world's leading economies during his tenure, as well as in preparing the governing document for managing the Euro, lend substantial authority to Ingersoll Rand's economic and financial oversight.



Principal Occupation

- President Emeritus at Carnegie Mellon University, President of Carnegie Mellon University from 1997-2013 and also appointed University Professor of Civil and Environmental Engineering / Engineering and Public Policy, and Director of the Scott Institute for Energy Innovation.

Current Public Directorships	**Other Directorships Held in the Past Five Years**
- Unisys	- Lexmark, Inc.

Other Activities

- Carnegie Corporation, Trustee	- Center for Responsible Shale Gas Development, Director and Chair
- Heinz Endowments, Trustee	- Health Effects Institute, Director

JARED L. COHON
Independent Director

Age 69
Director since 2008
Committees
Compensation,
Corporate Governance
and Nominating,
Technology and
Innovation (Chair)

Nominee Highlights

Dr. Cohon's extensive career in academics, including 16 years as president of an institution known throughout the world for its leadership in the fields of computer science and engineering, offers the Company tremendous insight into the latest developments in areas critical to commercial innovation and manufacturing process improvement. A member of the National Academy of Engineering, Dr. Cohon is a recognized authority on environmental and water resources systems analysis and management. As such, Dr. Cohon also brings unique perspectives on sustainable business practices, both within our own operations and on behalf of our customers and communities. In 2008 and 2009, at the request of Congress, Dr. Cohon chaired the National Research Council Committee that produced the report, "Hidden Costs of Energy: Unpriced Consequences of Energy Production and Use." In 2014, Dr. Cohon was appointed co-chair of the Congressionally-mandated Commission to review and evaluate the National Energy Laboratories. Finally, Dr. Cohon's more than nine years of service as a member of Trane Inc.'s (formerly American Standard) board of directors provides critical insight into that part of the Company's business.



Principal Occupation

- President, University of Missouri System from 2008 to 2011.
- Chairman of the Board (from 2006 to 2007) and Chief Executive Officer (from 2005 to 2007) of Sprint Nextel Corporation (a telecommunications company).

Current Public Directorships	**Other Directorships Held in the Past Five Years**
- Great Plains Energy Inc.	- None
- DST Systems Inc.	

Other Activities

- Trustee, MRI Global
- Board, University of Missouri – Kansas City, Foundation
- Board, University of Missouri – Kansas City, Bloch Business School Foundation

GARY D. FORSEE
Independent Director

Age 67
Director since 2007
Committees
Compensation,
Corporate Governance
and Nominating
(Chair), Executive,
Technology and
Innovation

Nominee Highlights

In addition to his broad operational and financial expertise, Mr. Forsee's experience as chairman and chief executive officer with the third largest U.S. firm in the global telecommunications industry offers a deep understanding of the challenges and opportunities within markets experiencing significant technology-driven change. His recent role as president of a major university system provides insight into the Company's talent development initiatives, which remain a critical enabler of Ingersoll Rand's long-term success. Mr. Forsee's membership on the board of an energy services utility also benefits the Company as it seeks to achieve more energy-efficient operations and customer solutions.



Principal Occupation

- Founder, Chairman, and Chief Executive Officer of The Cardea Group, a business management consulting firm
- Former President and Chief Executive Officer of BAE Systems, Inc.

Current Directorships	**Other Directorships Held in the Past Five Years**
- The Southern Company	- BAE Systems Plc
- Bank of America	

Other Activities

- Director, University of Florida Foundation, Inc. and the University of Florida Engineering Leadership Institute
- Director, Discovery Place
- Director, Wake Forest Charlotte Center

LINDA P. HUDSON
Independent Director

Age 66
Director since 2015
Committees
Audit, Finance, Technology
and Innovation

Nominee Highlights

Ms. Hudson's prior role as President and CEO of BAE Systems and her extensive experience in the defense and engineering sectors provides the Company with strong operational insight and understanding of matters crucial to the Company's business. Prior to becoming CEO, Ms. Hudson was president of BAE Systems' Land & Armaments operating group, the world's largest military vehicle and equipment business, with operations around the world. In addition, Ms. Hudson has broad experience in strategic planning and risk management in complex business environments.

Proxy Statement

10



MICHAEL W. LAMACH
Chairman and CEO

Age 53
Director since 2010
Committees
Executive

Principal Occupation
- Chairman of the Company since June 2010
- Chief Executive Officer (since February 2010) of the Company.
- President and Chief Operating Officer of the Company from February 2009 to February 2010.
- Senior Vice President and President, Trane Commercial Systems, of the Company from June 2008 to September 2009.

Current Directorships
- PPG Industries, Inc.

Other Directorships Held in the Past Five Years
- Iron Mountain Incorporated

Nominee Highlights
Mr. Lamach's extensive career of successfully leading global businesses, including thirteen years with Ingersoll Rand, brings significant experience and expertise to the Company's management and governance. His 32 years of business leadership encompass global industrial systems, controls, security and HVAC systems businesses, representing a broad and diverse range of products and services, markets, channels, applied technologies and operational profiles. In his current role of Chairman and Chief Executive Officer, he led the successful spin-off of the Company's commercial and residential security business and has been instrumental in driving growth and operational excellence initiatives across the Company's global operations.



MYLES P. LEE
Independent Director

Age 63
Director since 2015
Committees
Audit, Finance

Principal Occupation
- Director (from 2003 to 2013) and Chief Executive Officer (from 2009 to 2013) of CRH plc

Current Public Directorships
- Babcock International Group plc
- UDG Healthcare plc

Other Directorships Held in the Past Five Years
- CRH plc

Other Activities
- Director, St. Vincent's Healthcare Group

Nominee Highlights
Mr. Lee's experience as the former head of the largest public or private company in Ireland provides strategic and practical judgment to critical elements of the Company's growth and productivity strategies, expertise in Irish governance matters and significant insight into the building and construction sector. In addition, Mr. Lee's previous service as Finance Director and General Manager of Finance of CRH plc and in a professional accountancy practice provides valuable financial expertise to the Company.



JOHN P. SURMA
Independent Director

Age 62
Director since 2013
Committees
Audit (Chair), Finance,
Executive

Principal Occupation
- Former Chairman (from 2006-2013) and Chief Executive Officer (from 2004-2013) of United States Steel Corporation (a steel manufacturing company).

Current Public Directorships
- Marathon Petroleum Corporation
- MPLX LP (a publicly traded subsidiary of Marathon Petroleum Corporation)
- Concho Resources Inc.

Other Directorships Held in the Past Five Years
- The Bank of New York Mellon Corporation

Other Activities
- Director and Chair, Federal Reserve Bank of Cleveland
- Director, UPMC
- Director and Chair, National Safety Council
- Director and Former Chair, Allegheny County Parks Foundation

Nominee Highlights
Mr. Surma's experience as the former chairman and chief executive officer of a large industrial company provides significant and direct expertise across all aspects of Ingersoll Rand's operational and financial affairs. In particular, Mr. Surma's financial experience, having previously served as the chief financial officer of United States Steel Corporation and as a partner of the audit firm PricewaterhouseCoopers LLP, provides the Board with valuable insight into financial reporting and accounting oversight of a public company. Mr. Surma's board memberships and other activities provide the Board an understanding of developments in the energy sector as the Company seeks to develop more energy-efficient operations and insight into national and international business and trade policy that could impact the Company.

Proxy Statement



RICHARD J. SWIFT
Lead Director
Independent Director

Age 72
Director since 1995
Committees
Audit, Finance, Executive, Technology and Innovation

Principal Occupation
- Chairman of Financial Accounting Standards Advisory Council from 2002 through 2006.
- Chairman, President and Chief Executive Officer of Foster Wheeler Ltd. (provider of design, engineering, construction, manufacturing, management and environmental services) from 1994 to 2001.

Current Directorships	**Other Directorships Held in the Past Five Years**
- CVS Health Corporation	None
- Hubbell Incorporated	
- Kaman Corporation	
- Public Service Enterprise Group	

Nominee Highlights
Mr. Swift's experience as chairman and chief executive officer of a global engineering firm, the fact that he was a licensed professional engineer for 35 years prior to his retirement, and his five-year leadership of the advisory organization to the Financial Accounting Standards Board (FASB) imparts substantial expertise to all of the Company's operational and financial matters. His leadership of an organization that was instrumental in some of the world's most significant engineering projects provides unique insight into the complex systems involved in the efficient and effective development of buildings and industrial operations, which represent key global market segments for Ingersoll Rand's products and services. Mr. Swift's board memberships include firms engaged in the manufacture and distribution of industrial, electrical and electronic products, which directly correspond to key elements of the Company's growth and operational strategies.



TONY L. WHITE
Independent Director

Age 70
Director since 1997
Committees
Compensation (Chair), Corporate Governance and Nominating, Executive, and Technology and Innovation

Principal Occupation
- Chairman, President and Chief Executive Officer of Applied Biosystems Inc. (a developer, manufacturer and marketer of life science systems and genomic information products) from 1995 until his retirement in 2008.

Current Directorships	**Other Directorships Held in the Past Five Years**
- C.R. Bard, Inc.	None
- CVS Health Corporation	

Nominee Highlights
Mr. White's extensive management experience, including 13 years as chairman and chief executive officer of an advanced-technology life sciences firm, provides substantial expertise and guidance across all aspects of Ingersoll Rand's operational and financial affairs. In particular, Mr. White's leadership of an organization whose success was directly connected to innovation and applied technologies aligns with the Company's focus on innovation as a key source of growth. The Company benefits from Mr. White's ongoing board memberships, where developments related to biotechnology and healthcare delivery systems can offer instructive process methodologies to accelerate our innovation efforts.

Proxy Statement

Item 2.

Advisory Approval of the Compensation of Our Named Executive Officers

☑ **The Board of Directors recommends a vote FOR advisory approval of the compensation of our Named Executive Officers as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related disclosure contained in this proxy statement.**

The Company is presenting the following proposal, commonly known as a "Say-on-Pay" proposal, which gives you as a shareholder the opportunity to endorse or not endorse our compensation program for Named Executive Officers by voting for or against the following resolution:

"RESOLVED, that the shareholders approve the compensation of the Company's Named Executive Officers, as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related disclosure contained in the Company's proxy statement."

While our Board of Directors intends to carefully consider the shareholder vote resulting from the proposal, the final vote will not be binding on us and is advisory in nature.

In considering your vote, please be advised that our compensation program for Named Executive Officers is guided by our design principles, as described in the Compensation Discussion and Analysis section of this Proxy Statement:

(i) business strategy alignment	(iii) mix of short and long-term incentives	(v) shareholder alignment
(ii) pay for performance	(iv) internal parity	(vi) market competitiveness

By following these design principles, we believe that our compensation program for Named Executive Officers is strongly aligned with the long-term interests of our shareholders.

Item 3.

Advisory Vote on Frequency of Advisory Vote on Executive Compensation

☑ **The Board of Directors recommends a vote FOR an annual advisory vote on executive compensation**

We are asking you to consider an advisory vote on whether an advisory vote on executive compensation should be held every one, two or three years.

The Company is presenting the following proposal, which gives you as a shareholder the opportunity to inform the Company as to how often you wish the Company to include a "Say-on-Pay" proposal, similar to Item 2 above, in our proxy statement. Under the following proposal, shareholders may vote to have the "Say-on-Pay" vote every year, every two years or every three years. This resolution is required pursuant to Section 14A of the Securities Exchange Act of 1934. While our Board of Directors intends to carefully consider the shareholder vote resulting from the proposal, the final vote will not be binding on us and is advisory in nature.

"RESOLVED, that the shareholders wish the company to include an advisory vote on the compensation of the company's named executive officers pursuant to Section 14A of the Securities Exchange Act every:

- one year
- two years; or
- three years."

The Company believes that "Say-on-Pay" votes should be conducted every year so that shareholders may annually express their views on the Company's executive compensation program. The Compensation Committee of the Board of Directors, which administers the Company's executive compensation program, values the opinions expressed by the Company's shareholders in these votes and will continue to consider the outcome of these votes in making its decisions on executive compensation.

The Board of Directors recommends that shareholders vote to hold "Say-on-Pay" votes EVERY ONE YEAR (as opposed to every two years or every three years).

Item 4.

Approval of Appointment of Independent Auditors

☑ **The Board of Directors recommends a vote FOR the proposal to approve the appointment of PwC as independent auditors of the Company and to authorize the Audit Committee of the Board of Directors to set the auditors' remuneration.**

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent external audit firm retained to audit the Company's financial statements and internal controls over financial reporting. In executing its responsibilities, the Audit Committee engages in an annual evaluation of PricewaterhouseCoopers LLP ("PwC") qualifications, performance and independence. In assessing independence, the Committee reviews the fees paid, including those related to non-audit services. The Audit Committee has sole authority to approve all engagement fees to be paid to PwC. The Audit Committee regularly meets with the lead audit partner without members of management present, and in executive session with only the Audit Committee members present, which provides the opportunity for continuous assessment of the firm's effectiveness and independence and for consideration of rotating audit firms.

In addition, as part of its normal cadence, the Audit Committee considers whether there should be a regular rotation of the independent registered public accounting firm. The Audit Committee ensures that the mandated rotation of PwC's lead engagement partner occurs routinely and the Audit Committee and its Chairman are directly involved in the selection of PwC's lead engagement partner.

The Audit Committee has recommended that shareholders approve the appointment of PwC as our independent auditors for the fiscal year ending December 31, 2017, and to authorize the Audit Committee of our Board of Directors to set the independent auditors' remuneration.

PwC has been acting continuously as our independent auditors for 111 years and, both by virtue of its long familiarity with the Company's affairs and its ability, is considered best qualified to perform this important function. The Audit Committee and the Board believe that the continued retention of PwC to serve as our independent external auditor is in the best interests of the Company and its investors.

Representatives of PwC will be present at the Annual General Meeting and will be available to respond to appropriate questions. They will have an opportunity to make a statement if they so desire.

AUDIT COMMITTEE REPORT

While management has the primary responsibility for the financial statements and the financial reporting process, including the system of internal controls, the Audit Committee reviews the Company's audited financial statements and financial reporting process on behalf of the Board of Directors. The independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and to issue a report thereon. The Audit Committee monitors those processes. In this context, the Audit Committee has met and held discussions with management and the independent auditors regarding the fair and complete presentation of the Company's results. The Audit Committee has discussed significant accounting policies applied by the Company in its financial statements, as well as alternative treatments. Management has represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with United States generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Audit Committee also discussed with the independent auditors the matters required to be discussed by Auditing Standard No. 16, "Communications with Audit Committees" issued by the Public Company Accounting Oversight Board (United States).

In addition, the Audit Committee has received and reviewed the written disclosures and the letter from PwC required by the Public Company Accounting Oversight Board regarding PwC's communications with the Audit Committee concerning independence and discussed with PwC the auditors' independence from the Company and its management in connection with the matters stated therein. The Audit Committee also considered whether the independent auditors' provision of non-audit services to the Company is compatible with the auditors' independence. The Audit Committee has concluded that the independent auditors are independent from the Company and its management.

The Audit Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee meets separately with the internal and independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016 ("2016 Form 10-K"), for filing with the Securities and Exchange Commission (the "SEC"). The Audit Committee has selected PwC, subject to shareholder approval, as the Company's independent auditors for the fiscal year ending December 31, 2017.

AUDIT COMMITTEE

John P. Surma (Chair)
Ann C. Berzin
Linda P. Hudson
Myles P. Lee
Richard J. Swift

FEES OF THE INDEPENDENT AUDITORS

The following table shows the fees paid or accrued by the Company for audit and other services provided by PwC for the fiscal years ended December 31, 2016 and 2015:

	2016 ($)	2015 ($)
Audit Fees [a]	12,275,000	12,853,000
Audit-Related Fees [b]	94,000	109,000
Tax Fees [c]	3,208,000	3,033,000
All Other Fees [d]	18,000	18,000
Total	15,595,000	16,013,000

(a) Audit Fees for the fiscal years ended December 31, 2016 and 2015, respectively, were for professional services rendered for the audits of the Company's annual consolidated financial statements and its internal controls over financial reporting, including quarterly reviews, statutory audits, issuance of consents, comfort letters and assistance with, and review of, documents filed with the SEC.

(b) Audit-Related Fees consist of assurance services that are related to performing the audit and review of our financial statements. Audit Related Fees for the fiscal year ended December 31, 2016 and 2015 include employee benefit plan audits and abandoned and unclaimed property tax assessments.

(c) Tax Fees for the fiscal year ended December 31, 2016 and 2015 include consulting and compliance services in the U.S. and non-U.S. locations.

(d) All Other Fees for the fiscal year ended December 31, 2016 and 2015 include license fees for technical accounting software.

The Audit Committee has adopted policies and procedures which require that the Audit Committee pre-approve all non-audit services that may be provided to the Company by its independent auditors. The policy: (i) provides for pre-approval of an annual budget for each type of service; (ii) requires Audit Committee approval of specific projects if not included in the approved budget; and (iii) requires Audit Committee approval if the forecast of expenditures exceeds the approved budget on any type of service. The Audit Committee pre-approved all of the services described under "Audit-Related Fees," "Tax Fees" and "All Other Fees." The Audit Committee has determined that the provision of all such non-audit services is compatible with maintaining the independence of PwC.

Proxy Statement

Item 5.

Renewal of the Directors' existing authority to issue shares

☑ **The Board of Directors recommends that you vote FOR renewing the Directors' authority to issue shares.**

Under Irish law, directors of an Irish public limited company must have authority from its shareholders to issue any shares, including shares which are part of the company's authorized but unissued share capital. Our shareholders provided the Directors with this authorization at our 2016 annual general meeting on June 2, 2016 for a period of 18 months. Because this share authorization period will expire in December 2017, we are presenting this proposal to renew the Directors' authority to issue our authorized shares on the terms set forth below.

We are seeking approval to authorize our Board of Directors to issue up to 33% of our issued ordinary share capital as of April 11, 2017 (the latest practicable date before this proxy statement), for a period expiring 18 months from the passing of this resolution, unless renewed, varied or revoked.

Granting the Board of Directors this authority is a routine matter for public companies incorporated in Ireland and is consistent with Irish market practice. This authority is fundamental to our business and enables us to issue shares, including in connection with our equity compensation plans (where required) and, if applicable, funding acquisitions and raising capital. We are not asking you to approve an increase in our authorized share capital or to approve a specific issuance of shares. Instead, approval of this proposal will only grant the Board of Directors the authority to issue shares that are already authorized under our articles of association upon the terms below. In addition, we note that, because we are a NYSE-listed company, our shareholders continue to benefit from the protections afforded to them under the rules and regulations of the NYSE and SEC, including those rules that limit our ability to issue shares in specified circumstances. Furthermore, we note that this authorization is required as a matter of Irish law and is not otherwise required for other U.S. companies listed on the NYSE with whom we compete. Renewal of the Directors' existing authority to issue shares is fully consistent with NYSE rules and listing standards and with U.S. capital markets practice and governance standards.

As required under Irish law, the resolution in respect of Item 5 is an ordinary resolution that requires the affirmative vote of a simple majority of the votes cast.

The text of this resolution is as follows:

> "That the Directors be and are hereby generally and unconditionally authorized with effect from the passing of this resolution to exercise all powers of the Company to allot relevant securities (within the meaning of Section 1021 of the Companies Act) up to an aggregate nominal amount of $90,154,373 (90,154,373 shares) (being equivalent to approximately 33% of the aggregate nominal value of the issued ordinary share capital of the Company as of April 11, 2017 (the latest practicable date before this proxy statement)), and the authority conferred by this resolution shall expire 18 months from the passing of this resolution, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."

Item 6.

Renewal of the Directors' existing authority to issue shares for cash without first offering shares to existing shareholders.

☑ **The Board of Directors recommends that you vote FOR renewing the Directors' authority to issue shares for cash without first offering shares to existing shareholders.**

Under Irish law, unless otherwise authorized, when an Irish public limited company issues shares for cash, it is required first to offer those shares on the same or more favorable terms to existing shareholders of the company on a pro-rata basis (commonly referred to as the statutory pre-emption right). Our shareholders provided the Directors with this authorization at our 2016 annual general meeting on June 2, 2016 for a period of 18 months. Because this share authorization period will expire in December 2017, we are presenting this proposal to renew the Directors' authority to opt-out of the pre-emption right on the terms set forth below.

We are seeking approval to authorize our Board of Directors to opt out of the statutory pre-emption rights provision in the event of (1) the issuance of shares for cash in connection with any rights issue and (2) any other issuance of shares for cash, if the issuance is limited to up to 5% of our issued ordinary share capital as of April 11, 2017 (the latest practicable date before this proxy statement), for a period expiring 18 months from the passing of this resolution, unless renewed, varied or revoked.

Granting the Board of Directors this authority is a routine matter for public companies incorporated in Ireland and is consistent with Irish market practice. Similar to the authorization sought for Item 5, this authority is fundamental to our business and enables us to issue shares under our equity compensation plans (where required) and if applicable, will facilitate our ability to fund acquisitions and otherwise raise capital. We are not asking you to approve an increase in our authorized share capital. Instead, approval of this proposal will only grant the Board of Directors the authority to issue shares in the manner already permitted under our articles of association upon the terms below. Without this authorization, in each case where we issue shares for cash, we would first have to offer those shares on the same or more favorable terms to all of our existing shareholders. This requirement could undermine the operation of our compensation plans and cause delays in the completion of acquisitions and capital raising for our business. Furthermore, we note that this authorization is required as a matter of Irish law and is not otherwise required for other U.S. companies listed on the NYSE with whom we compete. Renewal of the Directors' existing authorization to opt out of the statutory pre-emption rights as described above is fully consistent with NYSE rules and listing standards and with U.S. capital markets practice and governance standards.

As required under Irish law, the resolution in respect of this proposal is a special resolution that requires the affirmative vote of at least 75% of the votes cast.

The text of the resolution in respect of this proposal is as follows:

"As a special resolution, that, subject to the passing of the resolution in respect of Item 5 as set out above and with effect from the passing of this resolution, the Directors be and are hereby empowered pursuant to Section 1023 of the Companies Act 2014 to allot equity securities (as defined in Section 1023 of that Act) for cash, pursuant to the authority conferred by Item 5 as if sub-section (1) of Section 1022 did not apply to any such allotment, provided that this power shall be limited to:

(a) the allotment of equity securities in connection with a rights issue in favor of the holders of ordinary shares (including rights to subscribe for, or convert into, ordinary shares) where the equity securities respectively attributable to the interests of such holders are proportional (as nearly as may be) to the respective numbers of ordinary shares held by them (but subject to such exclusions or other arrangements as the directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise, or with legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory, or otherwise); and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of $13,659,753 (13,659,753 shares) (being equivalent to approximately 5% of the aggregate nominal value of the issued ordinary share capital of the Company as of April 11, 2017 (the latest practicable date before this proxy statement)) and the authority conferred by this resolution shall expire 18 months from the passing of this resolution, unless previously renewed, varied or revoked; provided that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted after this authority has expired, and in that case, the Directors may allot equity securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."

Item 7.

Determine the price at which the Company can re-allot shares held as treasury shares.

☑ **The Board of Directors recommends that shareholders vote FOR the proposal to determine the price at which the Company can re-allot shares held as treasury shares.**

Our open-market share repurchases (redemptions) and other share buyback activities may result in ordinary shares being acquired and held by the Company as treasury shares. We may reissue treasury shares that we acquire through our various share buyback activities including in connection with our executive compensation program and our director programs.

Under Irish law, our shareholders must authorize the price range at which we may re-allot any shares held in treasury. In this proposal, that price range is expressed as a minimum and maximum percentage of the closing market price of our ordinary shares on the NYSE the day preceding the day on which the relevant share is re-allotted. Under Irish law, this authorization expires 18 months after its passing unless renewed.

The authority being sought from shareholders provides that the minimum and maximum prices at which an ordinary share held in treasury may be re-allotted are 95% and 120%, respectively, of the closing market price of the ordinary shares on the NYSE the day preceding the day on which the relevant share is re-issued, except as described below with respect to obligations under employee share schemes, which may be at a minimum price of nominal value. Any re-allotment of treasury shares will be at price levels that the Board considers in the best interests of our shareholders.

As required under Irish law, the resolution in respect of this proposal is a special resolution that requires the affirmative vote of at least 75% of the votes cast.

The text of the resolution in respect of this proposal is as follows:

"As a special resolution, that the re-allotment price range at which any treasury shares held by the Company may be re-allotted shall be as follows:

(a) the maximum price at which such treasury share may be re-allotted shall be an amount equal to 120% of the "market price"; and

(b) the minimum price at which a treasury share may be re-allotted shall be the nominal value of the share where such a share is required to satisfy an obligation under an employee share scheme or any option schemes operated by the Company or, in all other cases, an amount equal to 95% of the "market price"; and

(c) for the purposes of this resolution, the "market price" shall mean the closing market price of the ordinary shares on the NYSE the day preceding the day on which the relevant share is re-allotted.

FURTHER, that this authority to reissue treasury shares shall expire at 18 months from the date of the passing of this resolution unless previously varied or renewed in accordance with the provisions of Sections 109 and 1078 of the Companies Act 2014."

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE GUIDELINES

Our Corporate Governance Guidelines, together with the charters of the various Board committees, provide a framework for the corporate governance of the Company. The following is a summary of our Corporate Governance Guidelines and practices. A copy of our Corporate Governance Guidelines, as well as the charters of each of our Board committees, are available on our website at www.ingersollrand.com under the heading "Discover Us – Our Company – Corporate Governance."

ROLE OF THE BOARD OF DIRECTORS

The Company's business is managed under the direction of the Board of Directors. The role of the Board of Directors is to oversee the management and governance of the Company and monitor senior management's performance.

BOARD RESPONSIBILITIES

The Board of Directors' core responsibilities include:

- selecting, monitoring, evaluating and compensating senior management;
- assuring that management succession planning is adequate;
- reviewing the Company's financial controls and reporting systems;
- overseeing the Company's management of enterprise risk;
- reviewing the Company's ethical standards and legal compliance programs and procedures; and
- evaluating the performance of the Board of Directors, Board committees and individual directors.

BOARD LEADERSHIP STRUCTURE

The positions of Chairman of the Board and CEO at the Company are held by the same person, except in unusual circumstances, such as during a CEO transition. This policy has worked well for the Company. It is the Board of Directors' view that the Company's corporate governance principles, the quality, stature and substantive business knowledge of the members of the Board, as well as the Board's culture of open communication with the CEO and senior management are conducive to Board effectiveness with a combined Chairman and CEO position.

In addition, the Board of Directors has a strong, independent Lead Director and it believes this role adequately addresses the need for independent leadership and an organizational structure for the independent directors. The Board of Directors appoints a Lead Director for a three-year minimum term from among the Board's independent directors. The Lead Director coordinates the activities of all of the Board's independent directors. The Lead Director is the principal confidant to the CEO and ensures that the Board of Directors has an open, trustful relationship with the Company's senior management team. In addition to the duties of all directors, as set forth in the Company's Governance Guidelines, the specific responsibilities of the Lead Director are as follows:

- Chair the meetings of the independent directors when the Chairman is not present;
- Ensure the full participation and engagement of all Board members in deliberations;
- Lead the Board of Directors in all deliberations involving the CEO's employment, including hiring, contract negotiations, performance evaluations, and dismissal;
- Counsel the Chairman on issues of interest/concern to directors and encourage all directors to engage the Chairman with their interests and concerns;
- Work with the Chairman to develop an appropriate schedule of Board meetings and approve such schedule, to ensure that the directors have sufficient time for discussion of all agenda items, while not interfering with the flow of Company operations;
- Work with the Chairman to develop the Board and Committee agendas and approve the final agendas;
- Keep abreast of key Company activities and advise the Chairman as to the quality, quantity and timeliness of the flow of information from Company management that is necessary for the directors to effectively and responsibly perform their duties; although Company management is responsible for the preparation of materials for the Board of Directors, the Lead Director will approve information provided to the Board and may specifically request the inclusion of certain material;
- Engage consultants who report directly to the Board of Directors and assist in recommending consultants that work directly for Board Committees;
- Work in conjunction with the Corporate Governance and Nominating Committee in compliance with Governance Committee processes to interview all Board candidates and make recommendations to the Board of Directors;

- Assist the Board of Directors and Company officers in assuring compliance with and implementation of the Company's Governance Guidelines; work in conjunction with the Corporate Governance Committee to recommend revisions to the Governance Guidelines;
- Call, coordinate and develop the agenda for and chair executive sessions of the Board's independent directors; act as principal liaison between the independent directors and the CEO;
- Work in conjunction with the Corporate Governance and Nominating Committee to identify for appointment the members of the various Board Committees, as well as selection of the Committee chairs;
- Be available for consultation and direct communication with major shareholders;
- Make a commitment to serve in the role of Lead Director for a minimum of three years; and
- Help set the tone for the highest standards of ethics and integrity.

Mr. Swift has been the Company's Lead Director since January 2010.

BOARD RISK OVERSIGHT

The Board of Directors has oversight responsibility of the processes established to report and monitor systems for material risks applicable to the Company. The Board of Directors focuses on the Company's general risk management strategy and the most significant risks facing the Company and ensures that appropriate risk mitigation strategies are implemented by management. The full Board is responsible for considering strategic risks and succession planning and, at each Board meeting, receives reports from each Committee as to risk oversight within their areas of responsibility. The Board of Directors has delegated to its various committees the oversight of risk management practices for categories of risk relevant to their functions as follows:

- The Audit Committee oversees risks associated with the Company's systems of disclosure controls and internal controls over financial reporting, as well as the Company's compliance with legal and regulatory requirements.
- The Compensation Committee considers risks related to the attraction and retention of talent and risks related to the design of compensation programs and arrangements.
- The Corporate Governance and Nominating Committee oversees risks associated with board succession, conflicts of interest, corporate governance and sustainability.
- The Finance Committee oversees risks associated with foreign exchange, insurance, credit and debt.

The Company has appointed the Chief Financial Officer as its Chief Risk Officer and, in that role, the Chief Risk Officer periodically reports on risk management policies and practices to the relevant Board Committee or to the full Board so that any decisions can be made as to any required changes in the Company's risk management and mitigation strategies or in the Board's oversight of these. As part of its oversight of the Company's executive compensation program, the Compensation Committee considers the impact of the Company's executive compensation program and the incentives created by the compensation awards that it administers on the Company's risk profile. In addition, the Company reviews all of its compensation policies and procedures, including the incentives that they create and factors that may reduce the likelihood of excessive risk taking, to determine whether they present a significant risk to the Company. Based on this review, the Company has concluded that its compensation policies and procedures are not reasonably likely to have a material adverse effect on the Company.

DIRECTOR COMPENSATION AND SHARE OWNERSHIP

It is the policy of the Board of Directors that directors' fees be the sole compensation received from the Company by any non-employee director. The Company has a share ownership requirement of four times the annual cash retainer paid to the directors. A director cannot sell any shares of Company stock until he or she attains such level of ownership and any sale thereafter cannot reduce the total number of holdings below the required ownership level. Directors are required to retain this minimum level of Company share ownership until their resignation or retirement from the Board.

BOARD COMMITTEES

The Board of Directors has the following committees: Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee, Finance Committee, Technology and Innovation Committee and Executive Committee. The Board of Directors consists of a substantial majority of independent, non-employee directors. Only non-employee directors serve on the Audit, Compensation, Corporate Governance and Nominating, Finance and Technology and Innovation Committees. The Board of Directors has determined that each member of each of these committees is "independent" as defined in the NYSE listing standards and the Company's Guidelines for Determining Independence of Directors. Chairpersons and members of these five committees are rotated periodically, as appropriate. The Chairman, who is also the CEO, serves on the Company's Executive Committee and is Chairperson of such Committee. The remainder of the Executive Committee is comprised of the Lead Director and the non-employee director Chairpersons of the Audit, Compensation, Corporate Governance and Nominating and Finance Committees. Committee memberships and chairs are rotated periodically.

BOARD DIVERSITY

The Company's policy on Board diversity relates to the selection of nominees for the Board of Directors. In selecting a nominee for the Board, the Corporate Governance and Nominating Committee considers the skills, expertise and background that would complement the existing Board and ensure that its members are of sufficiently diverse and independent backgrounds, recognizing that the Company's businesses and operations are diverse and global in nature. The Board of Directors currently has three female directors, one Hispanic director, and two Irish directors out of a total of 11 directors.

BOARD ADVISORS

The Board of Directors and its committees may, under their respective charters, retain their own advisors to carry out their responsibilities.

EXECUTIVE SESSIONS

The Company's independent directors meet privately in regularly scheduled executive sessions, without management present, to consider such matters as the independent directors deem appropriate. These executive sessions are required to be held no less than twice each year.

BOARD AND BOARD COMMITTEE PERFORMANCE EVALUATION

The Corporate Governance and Nominating Committee assists the Board in evaluating its performance and the performance of the Board committees. Each committee also conducts an annual self-evaluation. The effectiveness of individual directors is considered each year when the directors stand for re-nomination.

DIRECTOR ORIENTATION AND EDUCATION

The Company has developed an orientation program for new directors and provides continuing education for all directors. In addition, the directors are given full access to management and corporate staff as a means of providing additional information.

DIRECTOR NOMINATION PROCESS

The Corporate Governance and Nominating Committee reviews the composition of the full Board to identify the qualifications and areas of expertise needed to further enhance the composition of the Board, makes recommendations to the Board concerning the appropriate size and needs of the Board and, on its own or with the assistance of management, a search firm or others, identifies candidates with those qualifications. In considering candidates, the Corporate Governance and Nominating Committee will take into account all factors it considers appropriate, including breadth of experience, understanding of business and financial issues, ability to exercise sound judgment, diversity, leadership, and achievements and experience in matters affecting business and industry. The Corporate Governance and Nominating Committee considers the entirety of each candidate's credentials and believes that at a minimum each nominee should satisfy the following criteria: highest character and integrity, experience and understanding of strategy and policy-setting, sufficient time to devote to Board matters, and no conflict of interest that would interfere with performance as a director. Shareholders may recommend candidates for consideration for Board membership by sending the recommendation to the Corporate Governance and Nominating Committee, in care of the Secretary of the Company. Candidates recommended by shareholders are evaluated in the same manner as director candidates identified by any other means.

DIRECTOR RETIREMENT

It is the policy of the Board of Directors that each non-employee director must retire at the annual general meeting immediately following his or her 75th birthday. Directors who change the occupation they held when initially elected must offer to resign from the Board of Directors. At that time, the Corporate Governance and Nominating Committee reviews the continued appropriateness of Board membership under the new circumstances and makes a recommendation to the Board of Directors. Employee directors, including the CEO, must retire from the Board of Directors at the time of a change in their status as an officer of the Company, unless the policy is waived by the Board.

DIRECTOR INDEPENDENCE

The Board of Directors has determined that all of our current directors and director nominees, except Mr. Lamach, who is an employee of the Company, are independent under the standards set forth in Exhibit I to our Corporate Governance Guidelines, which are consistent with the NYSE listing standards. In determining the independence of directors, the Board evaluated transactions between the Company and entities with which directors were affiliated that occurred in the ordinary course of business and that were provided on the same terms and conditions available to other customers. A copy of Exhibit I to our Corporate Governance Guidelines is available on our website, www.ingersollrand.com, under the heading "Discover Us – Our Company— Corporate Governance."

COMMUNICATIONS WITH DIRECTORS

Shareholders and other interested parties wishing to communicate with the Board of Directors, the non-employee directors or any individual director (including our Lead Director and Compensation Committee Chair) may do so either by sending a communication to the Board and/or a particular Board member, in care of the Secretary of the Company, or by e-mail at irboard@irco.com. Depending upon the nature of the communication and to whom it is directed, the Secretary will: (a) forward the communication to the appropriate director or directors; (b) forward the communication to the relevant department within the Company; or (c) attempt to handle the matter directly (for example, a communication dealing with a share ownership matter).

CODE OF CONDUCT

The Company has adopted a worldwide Code of Conduct, applicable to all employees, directors and officers, including our Chief Executive Officer, our Chief Financial Officer and our Controller. The Code of Conduct meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K, as well as the requirements of a "code of business conduct and ethics" under the NYSE listing standards. The Code of Conduct covers topics including, but not limited to, conflicts of interest, confidentiality of information, and compliance with laws and regulations. A copy of the Code of Conduct is available on our website located at www.ingersollrand. com under the heading "Discover Us – Our Company—Corporate Governance." Amendments to, or waivers of the provisions of, the Code of Conduct, if any, made with respect to any of our directors and executive officers will be posted on our website.

ANTI-HEDGING POLICY AND OTHER RESTRICTIONS

The Company prohibits its directors and executive officers from (i) purchasing any financial instruments designed to hedge or offset any decrease in the market value of Company securities, (ii) engaging in any form of short-term speculative trading in Company securities and (iii) holding Company securities in a margin account or pledging Company securities as collateral for a loan.

INVESTOR OUTREACH

We believe it is important to understand our shareholders and their concerns and questions about our Company. During 2016, we met with a significant number of our major shareholders and with prospective shareholders to answer questions about our Company and to learn about issues that are important to them. We also worked with a third party firm to survey investor perception regarding our Company on a wide range of topics including corporate strategy and capital allocation priorities. The results of this survey were valuable and we were able to identify areas where we could improve or communications with investors. We plan to expand our investor outreach efforts during 2017.

COMMITTEES OF THE BOARD

AUDIT COMMITTEE
Meetings in 2016: 9

Members
John P. Surma (Chair)
Ann C. Berzin
Linda P. Hudson
Myles P. Lee
Richard J. Swift

Key Functions
- Review annual audited and quarterly financial statements, as well as the Company's disclosures under "Management's Discussion and Analysis of Financial Conditions and Results of Operations," with management and the independent auditors.
- Obtain and review periodic reports, at least annually, from management assessing the effectiveness of the Company's internal controls and procedures for financial reporting.
- Review the Company's processes to assure compliance with all applicable laws, regulations and corporate policy.
- Recommend the public accounting firm to be proposed for appointment by the shareholders as our independent auditors and review the performance of the independent auditors.
- Review the scope of the audit and the findings and approve the fees of the independent auditors.
- Approve in advance, subject to and in accordance with applicable laws and regulations, permitted audit and non-audit services to be performed by the independent auditors.
- Satisfy itself as to the independence of the independent auditors and ensure receipt of their annual independence statement.

The Board of Directors has determined that each member of the Audit Committee is "independent" for purposes of the applicable rules and regulations of the SEC, as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines, and has determined that each member meets the qualifications of an "audit committee financial expert," as that term is defined by rules of the SEC. In addition, each member of the Audit Committee qualifies as an independent director and possesses the requisite competence in accounting or auditing in satisfaction of the requirements for audit committees prescribed by the Companies Act 2014.

A copy of the charter of the Audit Committee is available on our website, www.ingersollrand.com, under the heading "Discover Us – Our Company—Corporate Governance."

COMPENSATION COMMITTEE
Meetings in 2016: 5

Members
Tony L. White (Chair)
John Bruton
Jared L. Cohon
Gary D. Forsee

Key Functions
- Establish our executive compensation strategies, policies and programs.
- Review and approve the goals and objectives relevant to the compensation of the Chief Executive Officer, evaluate the Chief Executive Officer's performance against those goals and objectives and set the Chief Executive Officer's compensation level based on this evaluation. The Compensation Committee Chair presents all compensation decisions pertaining to the Chief Executive Officer to the full Board of Directors.
- Approve compensation of all other elected officers.
- Review and approve executive compensation and benefit programs.
- Administer the Company's equity compensation plans.
- Review and recommend significant changes in principal employee benefit programs.
- Approve and oversee Compensation Committee consultants.

For a discussion concerning the processes and procedures for determining NEO and director compensation and the role of executive officers and compensation consultants in determining or recommending the amount or form of compensation, see "Compensation Discussion and Analysis" and "Compensation of Directors," respectively. The Board of Directors has determined that each member of the Compensation Committee is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines. In addition, the Board of Directors has determined that each member of the Compensation Committee qualifies as a "Non-Employee Director" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934 and an "outside director" within the meaning of Section 162(m) of the Code.

A copy of the charter of the Compensation Committee is available on our website, www.ingersollrand.com, under the heading "Discover Us – Our Company—Corporate Governance."

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE
Meetings in 2016: 5

Members
Gary D. Forsee (Chair)
John Bruton
Jared L. Cohon
Tony L. White

Key Functions
- Identify individuals qualified to become directors and recommend the candidates for all directorships.
- Recommend individuals for election as officers.
- Review the Company's Corporate Governance Guidelines and make recommendations for changes.
- Consider questions of independence of directors and possible conflicts of interest of directors as well as executive officers.
- Take a leadership role in shaping the corporate governance of the Company.
- Oversee the Company's sustainability efforts.

The Board of Directors has determined that each member of the Corporate Governance and Nominating Committee is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines.

A copy of the charter of the Corporate Governance and Nominating Committee is available on our website, www.ingersollrand.com, under the heading "Discover Us – Our Company—Corporate Governance."

FINANCE COMMITTEE
Meetings in 2016: 6

Members
Ann C. Berzin (Chair)
Linda P. Hudson
Myles P. Lee
John P. Surma
Richard J. Swift

Key Functions
- Consider and recommend for approval by the Board of Directors of (a) issuances of equity and/or debt securities; or (b) authorizations for other financing transactions, including bank credit facilities.
- Consider and recommend for approval by the Board of Directors the repurchase of the Company's shares.
- Review cash management policies.
- Review periodic reports of the investment performance of the Company's employee benefit plans.

The Board of Directors has determined that each member of the Finance Committee is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines.

A copy of the charter of the Finance Committee is available on our website, www.ingersollrand.com, under the heading "Discover Us – Our Company—Corporate Governance."

EXECUTIVE COMMITTEE
Meetings in 2016: 0

Members
Michael W. Lamach (Chair)
Ann C. Berzin
Gary D. Forsee
John P. Surma
Richard J. Swift
Tony L. White

Key Functions
- Aids the Board in handling matters which, in the opinion of the Chairman of the Board or Lead Director, should not be postponed until the next scheduled meeting of the Board (except as limited by the charter of the Executive Committee).

The Board of Directors has determined that each member of the Executive Committee (other than Michael W. Lamach) is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines.

A copy of the charter of the Executive Committee is available on our website, www.ingersollrand.com, under the heading "Discover Us – Our Company—Corporate Governance."

TECHNOLOGY AND INNOVATION COMMITTEE
Meetings in 2016: 2

Members
Jared L. Cohon (Chair)
John Bruton
Gary D. Forsee
Linda P. Hudson
Richard J. Swift
Tony L. White

Key Functions
- Reviews the Company's technology and innovation strategy and approach, including its impact on the Company's performance, growth and competitive position.
- Reviews with management technologies that can have a material impact on the Company, including product and process development technologies, manufacturing technologies and practices, and the utilization of quality assurance programs.
- Assists the Board in its oversight of the Company's investments in technology and innovation, including through acquisitions and other business development activities.
- Reviews technology trends that could significantly affect the Company and the industries in which it operates.
- Assists the Board in its oversight of the Company's technology and innovation initiatives.
- Oversees the direction and effectiveness of the Company's research and development operations

The Board of Directors has determined that each member of the Technology and Innovation Committee is "independent" as defined in the NYSE listing standards and the Company's Corporate Governance Guidelines.

A copy of the charter of the Technology and Innovation Committee is available on our website, www.ingersollrand.com, under the heading "Discover Us – Our Company—Corporate Governance."

BOARD, COMMITTEE AND ANNUAL MEETING ATTENDANCE

The Board of Directors and its committees held the following number of meetings during the fiscal year ended December 31, 2016:

Board	6
Audit Committee	9
Compensation Committee	5
Corporate Governance and Nominating Committee	5
Finance Committee	6
Executive Committee	0
Technology and Innovation Committee	2

Each incumbent director attended 94% or more of the total number of meetings of the Board of Directors and the committees on which he or she served during the year. The Company's non-employee directors held 6 independent director meetings without management present during the fiscal year 2016. It is the Board's general practice to hold independent director meetings in connection with regularly scheduled Board meetings.

The Company expects all Board members to attend the annual general meeting, but from time to time other commitments prevent all directors from attending the meeting. All of our Board members standing for re-election at the 2016 Annual General Meeting attended that meeting, which was held on June 2, 2016.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Our Compensation Committee is composed solely of independent directors. During fiscal 2016, no member of our Compensation Committee was an employee or officer or former officer of the Company or had any relationships requiring disclosure under Item 404 of Regulation S-K. None of our executive officers has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of our Board or our Compensation Committee during fiscal 2016.

COMPENSATION OF DIRECTORS

DIRECTOR COMPENSATION

Our director compensation program is designed to compensate non-employee directors fairly for work required for a company of our size and scope and to align their interests with the long-term interests of our shareholders. The program reflects our desire to attract, retain and use the expertise of highly qualified people serving on the Company's Board of Directors. Employee directors do not receive any additional compensation for serving as a director. Our 2016 director compensation program for non-employee directors consisted of the following elements:

Compensation Element	Compensation Value ($)
Annual Retainer (1/2 paid in cash and 1/2 paid in restricted stock units) *	285,000
Audit Committee Chair Cash Retainer	30,000
Compensation Committee Chair Cash Retainer	20,000
Corporate Governance and Nominating Committee Chair and Finance Committee Chair Cash Retainer	15,000
Executive Committee Chair Retainer	No retainer paid to the Chair
Technology and Innovation Committee Chair Retainer	7,500
Audit Committee Member Cash Retainer (other than Chair)	7,500
Lead Director Cash Retainer	50,000
Additional Meetings or Unscheduled Planning Session Fees **	2,500 (per meeting or session)

* The number of restricted stock units granted are determined by dividing the grant date value of the award, $142,500 by the average of the high and low prices of the Company's common stock on the date of grant. A director who retires, resigns or otherwise separates from the Company receives a pro-rata cash retainer payment for the quarter in which such event occurs based on the number of days elapsed since the end of the immediately preceding quarter.

** The Board and the Compensation Committee, Corporate Governance and Nominating Committee and Finance Committee, each has 6 regularly scheduled meetings each year. The Audit Committee has 9 regularly scheduled meetings each year. The Technology and Innovation Committee meets at least once a year. The Executive Committee meets on an as needed basis when directed by the Chairman or Lead Director.

SHARE OWNERSHIP REQUIREMENT

To align the interests of directors with shareholders, the Board of Directors has adopted a share ownership requirement of four times the annual cash retainer paid to the directors. A director cannot sell any shares of Company stock until he or she attains such level of ownership and any sale thereafter cannot reduce the total number of holdings below the required ownership level. Directors are required to retain this minimum level of Company share ownership until their resignation or retirement from the Board.

2016 DIRECTOR COMPENSATION

The compensation paid or credited to our non-employee directors for the year ended December 31, 2016, is summarized in the table below.

Name	Fees earned or paid in cash ($) [a]	Equity / Stock Awards ($) [b]	All Other Compensation ($)	Total ($)
A. C. Berzin	165,000	142,534	–	307,534
J. Bruton	142,500	142,534	–	285,034
E. L. Chao [c]	142,500	142,534	–	285,034
J.L. Cohon	150,000	142,534	–	292,534
G.D. Forsee	157,500	142,534	–	300,034
C.J. Horner	142,500	142,534	–	285,034
L. P. Hudson	150,000	142,534	–	292,534
M. P. Lee	150,000	142,534	–	292,534
J.P. Surma	172,500	142,534	–	315,034
R.J. Swift	200,000	142,534	–	342,534
T.L. White	162,500	142,534	–	305,034

(a) The amounts in this column represent the following: annual cash retainer, the Committee Chair retainers, the Audit Committee member retainer, the Lead Director retainer, and the Board, Committee and other meeting or session fees:

Name	Cash Retainer ($)	Committee Chair Retainer ($)	Audit Committee Member Retainer ($)	Lead Director Retainer Fees ($)	Board, Committee and Other Meeting or Session Fees ($)	Total Fees earned or paid in cash ($)
A. C. Berzin	142,500	15,000	7,500	–	–	165,000
J. Bruton	142,500	–	–	–	–	142,500
E. L. Chao	142,500	–	–	–	–	142,500
J.L. Cohon	142,500	7,500	–	–	–	150,000
G.D. Forsee	142,500	15,000	–	–	–	157,500
C.J. Horner	142,500	–	–	–	–	142,500
L. P. Hudson	142,500	–	7,500	–	–	150,000
M. P. Lee	142,500	–	7,500	–	–	150,000
J.P. Surma	142,500	30,000	–	–	–	172,500
R.J. Swift	142,500	–	7,500	50,000	–	200,000
T.L. White	142,500	20,000	–	–	–	162,500

(b) Represents RSUs awarded in 2016 as part of each director's annual retainer. The amounts in this column reflect the aggregate grant date fair value of RSU awards granted for the year under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718 and do not reflect amounts paid to or realized by the directors. For a discussion of the assumptions made in determining the ASC 718 values see Note 12, "Share-Based Compensation," to the Company's consolidated financial statements contained in its 2016 Form 10-K.

(c) Ms. Chao resigned from the Board on January 31, 2017 in connection with her appointment as Secretary of the United States Department of Transportation.

Proxy Statement

For each non-employee director, the following table reflects all unvested RSU awards at December 31, 2016:

Name	Number of Unvested RSUs
A. C. Berzin	2,150
J. Bruton	2,150
E. L. Chao	2,150
J.L. Cohon	2,150
G.D. Forsee	2,150
C.J. Horner	2,150
L. P. Hudson	2,150
M. P. Lee	2,150
J.P. Surma	2,150
R.J. Swift	2,150
T.L. White	2,150

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Discussion and Analysis ("CD&A") set forth below provides an overview of our executive compensation philosophy and the underlying programs, including the objectives of such programs, as well as a discussion of how awards are determined for our Named Executive Officers ("NEOs"). These NEOs include our Chairman and Chief Executive Officer ("CEO"), our Chief Financial Officer ("CFO"), and our three most highly compensated executive officers from the 2016 fiscal year other than the CEO and CFO. We have also voluntarily included a sixth NEO, Mr. Robert Zafari, who is the Segment President for our Industrial business. The NEOs are:

Named Executive Officers	Title
Mr. Michael W. Lamach	Chairman and Chief Executive Officer
Ms. Susan K. Carter	Senior Vice President and Chief Financial Officer
Mr. Didier P. M. Teirlinck, Ph.D.	Executive Vice President, Climate Segment
Mr. Robert G. Zafari	Executive Vice President, Industrial Segment
Ms. Marcia J. Avedon, Ph.D.	Senior Vice President, Human Resources, Communications and Corporate Affairs
Ms. Maria C. Green	Senior Vice President and General Counsel

This discussion and analysis is divided into the following sections:

I. Executive Summary

II. Compensation Philosophy and Design Principles

III. Factors Considered in the Determination of Target Total Direct Compensation

IV. Role of the Committee, Independent Advisor, and Committee Actions

V. Compensation Program Descriptions and Compensation Decisions

VI. Other Compensation and Tax Matters

I. EXECUTIVE SUMMARY

Ingersoll Rand is a world leader in the creation of comfortable, sustainable and efficient environments. Our people and our family of brands – including Ingersoll-Rand, Trane, Thermo King and Club Car – work together to enhance the quality and comfort of air in homes and buildings, transport and protect food and perishables, and increase industrial productivity and efficiency. We continue to develop, mature and implement our business operating system throughout the company to consistently deliver top quartile growth, margin improvement, EPS growth and Cash Flow.

2016 FINANCIAL RESULTS

The following table documents the enterprise financial results realized in 2016 relative to our executive incentive compensation performance targets established for the period:

Metric	Performance [1]
Revenue	Adjusted Annual Revenue of $13.288 billion, which is 98% of target and a decrease of 2.3% over 2015
Operating Income	Adjusted Operating Income of $1.585 billion, which is 96% of target and an increase of 3.3% over 2015
Operating Income Margin	Adjusted Operating Income Margin of 11.93%, which is 0.32 percentage points less than target and an increase of 0.6 percentage points over 2015
Cash Flow	Adjusted Cash Flow of $1,323 billion, which is 130% of target and an increase of 29.6% from 2015
3-Year EPS Growth	3-year adjusted EPS growth (2014 - 2016) of 15.6%, which ranks at the 85th percentile of the companies in the S&P 500 Industrials Index
3-Year TSR	3-year TSR (2014-2016) of 37.78%, which ranks at the 56th percentile of the companies in the S&P 500 Industrials Index

(1) We report our financial results in our annual report on Form 10-K and our quarterly reports on Form 10-Q in accordance with generally accepted accounting principles ("GAAP"). Our financial results described above for Revenue, Operating Income, Operating Income Margin and Cash Flow and 3-Year EPS Growth have been adjusted to exclude the impact of certain non-routine and other items as permitted by our incentive plans and approved by the Committee and are non-GAAP financial measures. These metrics and the related performance targets and results are relevant only to our executive compensation program and should not be used or applied in other contexts. For a description of how the metrics above are calculated from our GAAP financial statements, please see "Annual Incentive Matrix ('AIM') - Determination of Payout" with respect to AIM payments and "Long Term Incentive Program ('LTI') – 2014 - 2016 Performance Share Units Payout" with respect to PSP awards.

- Based on our 2016 results for Revenue, Operating Income, Operating Income Margin and Cash Flow, achievement under the Annual Incentive Matrix ("AIM") financial score was 106.98% of target for the Enterprise. At the Segment level, 2016 AIM financial score payout levels were 126.38% of target for the Climate Segment and 33.86% of target for the Industrial Segment.
- Based on our average EPS growth rate of 15.60% and a total shareholder return ("TSR") of 37.78% during the 2014 to 2016 performance period, Performance Share Units ("PSUs") under our Performance Share Program ("PSP") achievement was 162% of target.

OTHER 2016 ACHIEVEMENTS

In 2016, we achieved the following:

- Continued to significantly reduce the greenhouse gas emissions on our products and operations, while also convening industry leaders to develop long-term solutions aimed at solving global climate challenges.
- Continued to be recognized for performance in the areas of climate change, employee engagement, environmental stewardship, human rights and philanthropy. Examples of this recognition included:
  - Being named as one of the 100 best corporate citizens for the third year in a row in Corporate Responsibility Magazine;
  - Being ranked 10th in the area of community responsibility in the 2016 Fortune Magazine's list of most admired companies;
  - Being awarded a perfect score in workplace equality on the Human Rights Campaign Foundation's equality index;
  - Continued to be placed on the 2016 Dow Jones Sustainability World and North America Indices, for the sixth consecutive year; and,
  - Achieved a 42% improvement in Newsweek's listing of top green companies in the US.
- In addition, we again improved our employee engagement as we sought meaningful ways to enhance the working lives of our employees, which translates into improved commitment to the company's core values and mission. Our overall employee engagement score positions us well into the top quartile of all companies globally.
- Continued to increase our dividend, delivering on our strategy to provide value to our shareholders. In 2016 our dividend increased by 38%, and has increased 417% since 2011.

EXECUTIVE COMPENSATION PROGRAM OVERVIEW

The Compensation Committee (the "Committee") has adopted executive compensation programs with a strong link between pay and the achievement of short term and long-term Company goals. The primary elements of the executive compensation programs are:

Total Direct Compensation	
Element [1]	Objective of Element
Base Salary	Fixed cash compensation.
Annual Incentive Matrix ("AIM")	Variable cash incentive compensation. Any award earned is based on performance measured against pre-defined annual revenue, Operating Income, cash flow and Operating Income Margin percent objectives, as well as individual performance measured against pre-defined objectives.
Long-Term Incentives ("LTI")	Variable long-term incentive compensation. Performance is aligned with the Company's stock price and is awarded in the form of stock options, restricted stock units ("RSUs") and PSUs. PSUs are only payable if the Company's EPS growth and TSR relative to companies in the S&P 500 Industrials Index exceed threshold performance.

[1] See Section V, "Compensation Program Descriptions and Compensation Decisions", for additional discussion of these elements of compensation.

As illustrated in the charts below, the Committee places significant emphasis on variable compensation AIM and LTI so that a substantial percentage of each NEO's target total direct compensation is contingent on the successful achievement of the Company's short-term and long-term performance goals.

Chairman and CEO
2016 Compensation Mix
(Target Total Direct Compensation)


Target Long-Term Incentive 74%
Base Salary 10%
Pay at Risk 90%
Target AIM 16%

Other NEOs
2016 Compensation Mix
(Target Total Direct Compensation)


Target Long-Term Incentive 56%
Base Salary 23%
Pay at Risk 77%
Target AIM 21%

2016 COMMITTEE ACTIONS

While there were no material changes to executive compensation programs in 2016, the Committee did take the following actions during the year:

- Oversaw the redesign of the annual proxy disclosure and refined the Compensation Discussion & Analysis ("CD&A") to simplify and clarify disclosure and enhance investor understanding of the Company's executive compensation design; and
- Reviewed and approved a revised peer group to be used to benchmark executive compensation levels and plan design in 2017.

GOOD GOVERNANCE PRACTICES

In addition to the actions taken in 2016, various good governance practices are in place, including:

- We employ diversified metrics for our AIM and PSP programs to align with business strategies and shareholder interests;
- We tie incentive awards to the achievement of rigorous pre-determined and measurable performance objectives;
- We place significant emphasis on variable compensation (AIM and LTI) in designing our compensation mix;
- We maintain a claw-back/recoupment policy and robust stock ownership requirements for our executives;
- We do not provide tax gross-ups for any change-in-control agreement entered into after May of 2009. Only 4 of our 16 officers have a tax gross-up provision in an agreement entered into with such officer prior to May 2009;
- We use tally sheets to fully understand all elements of current and potential future compensation, which are reviewed by the Committee prior to making compensation decisions for the NEOs;
- We prohibit the re-pricing of equity awards;
- We require "double-trigger" vesting for any cash payments under our change in control agreements; and,
- We conduct regular reviews of our executive compensation design to ensure it addresses business needs, shareholder interests and regulatory requirements.

CONSIDERATION OF 2016 ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Committee regularly reviews the philosophy, objectives and elements of our executive compensation programs in relation to our short and long-term business objectives. In undertaking this review, the Committee considers the views of shareholders as reflected in their annual advisory vote on our executive compensation proposal. Shareholders voted 94.3% in favor of the company's Advisory Approval of the Compensation of Our Named Executive Officers proposal at our 2016 annual general meeting. Based on the Committee's review and the support our executive compensation programs received from shareholders, the Committee determined it would be appropriate to maintain the core elements of our executive compensation programs.

Proxy Statement

II. COMPENSATION PHILOSOPHY AND DESIGN PRINCIPLES

Our executive compensation programs are designed to enable us to attract, retain and focus the talent and energy of executive officers (including our NEOs) who are capable of meeting the Company's current and future goals, most notably the creation of sustainable shareholder value. As we operate in an ever-changing environment, our Committee makes decisions with consideration of economic, technological, regulatory, investor and competitive factors as well as our executive compensation principles.

The design principles that govern our executive compensation programs are:

Business strategy alignment	Our executive compensation programs provide flexibility to align with changing Company or business strategies. The programs allow for individuals within the Company's businesses to focus on specific financial measures to meet the short and long-term plans of the particular business for which they are accountable. It is not only possible but also desirable for certain leaders to earn substantial awards in years when their business outperforms against their annual operating plan. Conversely, if a business fails to meet its performance goals, that business' leader may earn a lesser award than his or her peers in that year. To provide a balanced incentive, all executives have a significant portion of their compensation tied to Company performance.
Pay for performance	A strong pay for performance culture is paramount to our Company's success. As a result, each executive's target total direct compensation ("TDC") is tied to performance of the Company, the applicable business, and individual goals. Company and business performance is measured against pre-established financial, operational and strategic objectives. Individual performance is measured against pre-established individual goals as well as demonstrated leadership competencies and behaviors consistent with our Company values. In addition, a portion of the long-term incentive is earned based upon earnings and shareholder value performance relative to peer companies.
Mix of short and long-term incentives	A proper mix between short and long-term incentives is important to encourage decision making that mitigates risk and balances the need to meet our Annual Operating Plan ("AOP") objectives while also taking into account the long-term interests of the Company and its shareholders. The mix of pay, including short and long-term incentives, is determined by considering the Company's pay for performance compensation philosophy and strategic objectives as well as competitive market practice.
Internal parity	Each executive's target TDC opportunity is proportionate with the responsibility, scope and complexity of his or her role within the Company. Thus, similar jobs are assigned similar target compensation opportunities.
Shareholder alignment	Our executive compensation programs align the interests of our executives with those of our shareholders by rewarding the achievement of key financial targets such as revenue growth, EPS, and cash flow, which should correlate with share price appreciation over time. In addition, our long-term incentives are tied to total shareholder returns and increase in value as share price increases. Other program requirements, including share ownership guidelines for executives and vesting schedules on equity awards further align executives' and shareholders' interests.
Market competitiveness	Compensation opportunities must serve to attract and retain high performing executives in a competitive environment for talent. Therefore, target TDC levels are set referencing applicable market compensation benchmarks with consideration of retention and recruiting demands in the industries and markets where we compete for business and executive talent. As a result, each executive's target TDC may be above or below the market benchmark reference based on his or her experience, proficiency, performance and potential in performing the duties of his or her position in addition to the competitive market for that individual and his or her experience.

III. FACTORS CONSIDERED IN THE DETERMINATION OF TARGET TOTAL DIRECT COMPENSATION

Our Committee reviews and evaluates our executive compensation levels and practices against those companies of comparable revenue, industry and/or business fit with which we compete for executive talent. These reviews are conducted throughout the year using a variety of methods such as:

- The direct analysis of the proxy statements of other diversified industrial companies (refer to peer group below),
- A review of compensation survey data of other global, diversified industrial companies of similar size published by independent consulting firms,
- A review of customized compensation survey data provided by independent consulting firms, and
- Feedback received from external constituencies.

The Committee does not rely on a single source of information when making executive compensation decisions. Many of the companies included in these compensation surveys are also included in the S&P 500 Industrials Index referred to in our 2016 Form 10-K under the caption "Performance Graph."

The Committee, with the assistance of its independent advisor, develops a peer group that it uses to evaluate executive compensation programs and levels. The 2016 peer group is comprised of the following seventeen global diversified industrial companies.

3M	Honeywell International	Pentair
Cummins, Inc.	Illinois Tool Works	Rockwell Automation [1]
Danaher Corp	Johnson Controls Inc.	Stanley Black & Decker
Dover	Paccar Inc.	TE Connectivity [1]
Eaton plc	Parker Hannifin Corp	Textron
Emerson Electric	PPG Industries	Tyco International [1]

(1) The peer group is reviewed annually and is updated periodically to ensure that it appropriately reflects the Company's size, businesses and complexity. In August of 2016, SPX was removed as a significant portion of their business was spun-off, and Rockwell Automation and TE Connectivity were added. In addition, in September 2016, Tyco International merged with Johnson Controls and therefore, Tyco will be removed from the peer group in 2017.

In assessing the relationship of CEO compensation to compensation of other executive officers (including our NEOs), the Committee considers overall organization structure and scope of responsibility and also reviews the NEOs' compensation levels relative to the CEO and to one another. This ensures that the target TDC levels are set in consideration of internal equity as well as market references and each executive's experience, proficiency, performance and potential in performing the duties of his or her role.

The Company conducted a thorough review of the market competitiveness of our executive pay and determined that target long-term incentive opportunities and overall compensation targets for certain executives were below market levels and not fully reflective of the competency that they bring to their roles. Consequently, the Committee approved some increases in 2017 target long-term incentives to set total compensation targets at appropriate market levels. These adjusted long-term incentive targets better reflect the particular executives' value to the Company and in the marketplace. These increases are summarized in the "2017 Compensation Decisions" section.

IV. ROLE OF THE COMMITTEE, INDEPENDENT ADVISOR AND COMMITTEE ACTIONS

Our Committee, which is composed solely of independent directors, oversees our compensation plans and policies, administers our equity-based programs and reviews and approves all forms of compensation relating to our executive officers, including the NEOs.

The Committee exclusively decides the compensation elements and the amounts to be awarded to our CEO. Our CEO does not make any recommendations regarding his own compensation and is not informed of these awards until the decisions have been finalized. Our CEO makes compensation recommendations related to our other NEOs and executive officers. The Committee considers these recommendations when approving the compensation elements and amounts to be awarded to our other NEOs.

Our Committee is responsible for reviewing and approving amendments to our executive compensation and benefit plans. In addition, our Committee is responsible for reviewing our major broad-based employee benefit plans and making recommendations to our Board of Directors for significant amendments to, or termination of, such plans. The Committee's duties are described in the Committee's Charter, which is available on our website at www.ingersollrand.com.

Our Committee has the authority to retain an independent advisor for the purpose of reviewing and providing guidance related to our executive compensation and benefit programs. The Committee is directly responsible for the compensation and oversight of the independent advisor. For 2016, the Committee continued to engage Korn Ferry Hay Group, Inc. ("Hay Group") to serve as its independent compensation advisor. Hay Group also provided the Corporate Governance and Nominating Committee with advice on director compensation matters. The Committee determined that Hay Group is independent and does not have a conflict of interest. In making this determination, the Committee considered the factors adopted by the New York Stock Exchange with respect to independence and conflicts of interest.

Proxy Statement

V. COMPENSATION PROGRAM DESCRIPTIONS AND COMPENSATION DECISIONS

The following table provides a summary of the elements, objectives, risk mitigation factors and other key features of our TDC program. Each of these elements is described in detail below:

Element	Objective of Element including Risk Mitigation Factors	Key Features Relative to NEOs
Base Salary	To provide a sufficient and stable source of cash compensation. To avoid encouraging excessive risk-taking by ensuring that an appropriate level of cash compensation is not variable.	Adjustments are determined by the Committee based on an evaluation of the NEO's proficiency in fulfilling his or her responsibilities, as well as performance against key objectives and behaviors. Base salary represents only 10% of the CEO's target total direct compensation and only 23%, on average, for the other NEOs.
Annual Incentive Matrix ("AIM") Program	To serve as an annual cash award tied to the achievement of pre-established performance objectives. Structured to take into consideration the unique needs of the various businesses. Amount of compensation earned cannot exceed a maximum payout of 200% of individual target levels and is also subject to a claw-back in the event of a financial restatement.	Each NEO has an AIM target expressed as a percentage of base salary. Targets are set based on the compensation levels of similar jobs in comparable companies, as well as on the NEO's experience and proficiency level in performing the duties of the role. Actual AIM payouts are dependent on business and enterprise financial and individual performance. The financial metrics used to determine the awards for 2016 were Revenue, Operating Income, and Cash Flow, modified (up or down) based on Operating Income Margin performance. AIM represents 16% of the CEO's target total direct compensation and 21%, on average, for the other NEOs.
Performance Share Program ("PSP")	To serve as a long-term incentive to outperform, on a relative basis, companies in the S&P 500 Industrials Index. To promote long-term strategic focus and discourage an overemphasis on attaining short-term goals. Amount earned cannot exceed a maximum payout of 200% of individual target levels and is also subject to a claw-back in the event of a financial restatement.	Performance share units ("PSUs") granted under the PSP are earned over a 3-year performance period. The number of PSUs earned is based on relative TSR and relative EPS growth compared to companies within the S&P 500 Industrials Index (with equal weight given to each metric). Actual value of the PSUs earned depends on our share price at the time of payment. PSUs represent 37% of the CEO's target total direct compensation and 28%, on average, for the other NEOs.
Stock Options / Restricted Stock Units ("RSUs")	Aligns the interests of the NEOs and shareholders. Awards provide a balance between performance and retention. Awards are subject to a claw-back in the event of a financial restatement.	Stock options and RSUs are granted annually, with stock options having an exercise price equal to the fair market value of ordinary shares on the date of grant. Both stock options and RSUs typically vest ratably over three years, at a rate of one-third per year. Stock options expire on the day immediately preceding the 10th anniversary of the grant date (unless employment terminates sooner). A balanced mix of stock options and RSUs represent 37% of the CEO's target total direct compensation and 28%, on average, for the other NEOs.

BASE SALARY

The table below reflects the base salary adjustments for the NEOs for the 2016 performance period. When determining base salary adjustments, each NEO is evaluated based on their position to the market for their job and on the results achieved and the behaviors demonstrated.

(dollar amounts annualized)	2015 ($)	2016 ($)	Percentage Change (%)
M. W. Lamach	1,300,000	1,300,000	No Change
S. K. Carter	675,000	695,000	3.0%
D. P. M. Teirlinck	685,000	700,000	2.2%
R. G. Zafari	570,000	570,000	No Change
M. J. Avedon	575,000	600,000	4.3%
M. C. Green	525,000	525,000	No Change [1]

(1) Ms. Green was hired on November 2, 2015 and her 2016 base salary was determined at that time.

ANNUAL INCENTIVE MATRIX ("AIM")

The AIM program is an annual cash incentive program designed to reward NEOs for Revenue growth, increases in Operating Income, the delivery of strong Cash Flow and individual contributions to the Company. We believe that our AIM design provides participants with clarity as to how they can earn a cash incentive based on strong performance relative to each metric. The Committee establishes a target award for each NEO that is expressed as a percentage of base salary. Individual AIM payouts are calculated as the product of a financial performance score and an individual performance score, both of which are based on achievement relative to pre-established performance objectives adopted by the Committee. Individual AIM awards are calculated by multiplying individual AIM targets by an AIM Payout Percentage calculated as illustrated below:

Financial Score: Core Financial Metrics	x	Multiplier	=	Adjusted Financial Score (0% to 200%)	x	Individual Performance Score (0% to 150%)	=	AIM Payout Percentage (0% to 200%)
1/3 Revenue 1/3 Operating Income 1/3 Cash Flow		Operating Margin Percent		Financial Score x Multiplier		Performance against Individual Objectives		Adjusted Financial Score x Individual Performance Score

Regardless of performance, AIM payouts for a NEO cannot exceed an established percentage of Operating Income from continuing operations. See discussion of the Senior Executive Performance Plan ("SEPP").

Financial Performance

AIM incentive opportunity is tied to pre-established goals for three equally-weighted performance metrics ("Core Financial Metrics"): Revenue, Operating Income, and Cash Flow. These metrics align with the Company's objectives to profitably grow the businesses, and improve margins through operational efficiency. Threshold performance for each metric must be achieved in order for any incentive to be payable for that metric. The financial AIM payout is the sum of the calculated payout percentage for each metric, adjusted by an Operating Income Margin percentage multiplier ("Multiplier"), which can range from 85% to 115%.

The Committee retains the authority to adjust the Company's reported financial results for the impact of changes in accounting principles, extraordinary items and unusual or non-recurring gains or losses, including significant differences from the assumptions contained in the financial plan upon which the incentive targets were established. Adjustments to reported financial results are intended to better reflect an executive's actual performance results, align award payments with decisions which support the plan and strategies, avoid unintended inflation or deflation of awards due to unusual or non-recurring items in the applicable period, and emphasize the Company's preference for long-term and sustainable growth.

Proxy Statement

2016 AIM financial executive compensation performance goals for the NEOs are summarized in the following table:

| | Pre-Established Financial Targets ($ million) * | | | | | Operating Income Margin Multiplier ** |
	Revenue	Operating Income	Cash Flow	Payout as % of Target **	Operating Income Margin	
Enterprise						
Threshold	$12,836.9	$1,490.0	$788.8	30%	11.61%	85%
Target	$13,512.5	$1,655.6	$986.0	100%	12.25%	100%
Maximum	$14,188.1	$1,821.2	$1,183.2	200%	12.84%	115%
Climate Segment						
Threshold	$9,997.3	$1,326.3	$1,281.8	30%	13.27%	85%
Target	$10,523.5	$1,473.7	$1,602.3	100%	14.00%	100%
Maximum	$11,049.7	$1,621.1	$1,922.8	200%	14.67%	115%
Industrial Segment						
Threshold	$2,839.6	$384.3	$352.9	30%	13.53%	85%
Target	$2,989.0	$427.0	$441.1	100%	14.29%	100%
Maximum	$3,138.5	$469.7	$529.3	200%	14.97%	115%

* Reflects the financial goals for the Enterprise and segments to which incentive opportunity for our 2016 NEOs was tied.

** Results are interpolated between performance levels.

For 2016 AIM purposes, Mr. Lamach, Ms. Carter, Ms. Avedon and Ms. Green were measured on the basis of the Enterprise financial metrics. Messrs. Teirlinck and Zafari were measured based on a combination of Enterprise financial objectives (50% weighting) and their respective 2016 Segment financial objectives (50% weighting). We believe this weighting appropriately focuses segment leaders on achieving the pre-established objectives for their business as well as aligning their interests with Enterprise goals to help deliver sustainable shareholder value.

The table below summarizes 2016 performance relative to performance targets and corresponding 2016 AIM payout levels.

(in millions)	Financial Targets	Adjusted Financial Performance	Payout as a % of Target	Aggregate Payout as % of Target	Operating Income Margin Multiplier	AIM Financial Score for 2016
Enterprise						
Revenue	$13,512.5	$13,287.8	77%			
Operating Income	$1,655.6	$1,585.2	70%	115.65%	92.50%	106.98%
Cash Flow	$986.0	$1,323.1	200%			
Operating Income Margin	12.25%	11.93%	N/A			
Climate Segment						
Revenue	$10,523.5	$10,388.9	82%			
Operating Income	$1,473.7	$1,506.6	122%	113.66%	111.19%	126.38%
Cash Flow	$1,602.3	$1,719.5	137%			
Operating Income Margin	14.00%	14.50%	N/A			
Industrial Segment						
Revenue	$2,989.0	$2,899.0	58%			
Operating Income	$427.0	$317.6	0%	39.83%	85.00%	33.86%
Cash Flow	$441.1	$392.8	62%			
Operating Income Margin	14.29%	10.96%	N/A			

Individual Performance

Individual objectives are established annually and include strategic initiatives as well as financial and non-financial metrics. Each NEO is evaluated based upon actual results against established measures and our leadership competencies. At the end of the fiscal year, the CEO evaluates each NEO's overall performance against individual objectives and submits a recommendation to the Committee. The Committee evaluates the CEO's performance against individual objectives. Based on its evaluation of the CEO, and the CEO's recommendation for other NEOs, the Committee determines the individual performance score for each NEO, which can range from 0% to 150%.

In determining the individual factor for each NEO's AIM award, the Committee considered pre-established individual performance objectives, including the following:

- Execution of identified key growth initiatives and the development of strategic organizational growth capabilities.
- Successful achievement of milestones to further implement operational excellence, the business operating system, and sustainability initiatives.
- Successful integration of strategic acquisitions.
- Accomplishments to further implement the information technology strategy and system launches.
- Improvements in employee engagement, talent development, retention, and diversity.

Determination of Payout

The actual AIM payout is determined by multiplying the NEO's target award by the financial performance score and multiplying that result by the individual performance score. AIM payouts cannot exceed 200% of the target award. If the overall AIM payout score is less than 30%, no award is payable. In that event, the CEO, with approval from the Committee, may establish a discretionary pool (equal to 30% of the target payout levels) for top performers and/or other deserving employees in an amount determined to be appropriate based on their performance against objectives. Performance targets are established and results are measured against financial metrics that have been adjusted from our GAAP results as described below.

2016 AIM Revenue, Operating Income and Cash Flow performance goals were set based on 2016 financial plans using foreign currency exchange rates ("FX") in effect at the time that the plans were established as well as projected FX rates over the course of 2016. In 2016, the U.S. dollar did not strengthen to the degree anticipated when AIM performance goals were established. As a result, there was an unanticipated and unintended favorable impact on business results and AIM payout levels to plan. The Committee used its discretion to adjust performance results to reflect exchange rates used in setting 2016 performance goals. This resulted in a downward adjustment to Revenue, Operating Income and Cash Flow which lowered 2016 AIM payouts.

In addition, the Committee approved adjustments to 2016 performance results for AIM purposes at the enterprise and segment levels to (a) offset the impact of the sale of the Company's minority interest in Hussmann, (b) exclude unplanned costs associated with benefit program changes related to prior service years, (c) exclude product enhancement, development and IT investment costs that were not included in the 2016 plan, (d) exclude unplanned costs associated with discontinued business entities and production operations as well as the transfer of production operations to other facilities, and (e) exclude unplanned costs incurred to reposition existing contracts to meet new Energy Efficient Commercial Building standards. These events and the related financial impact had not been contemplated when the 2016 performance goals and plan were determined. In addition, the financial impact of certain contracts were excluded from 2016 performance results as those contracts had been excluded from 2016 goals when they were established. All of the above financial adjustments were also reviewed with the Audit Committee prior to approval by the Compensation Committee.

The Committee approved the following AIM awards for NEOs based on achieving both the 2016 financial and individual objectives:

Name	AIM Target	AIM Financial Score for 2016	Individual Performance Score	AIM Award for 2016
M. W. Lamach	160% of $1,300,000	106.98%	112.35%	$2,500,000
S. K. Carter	100% of $695,000	106.98%	110%	$817,862
D. P. M. Teirlinck	95% of $700,000	116.68%	105%	$814,718
R. G. Zafari	85% of $570,000	70.42%	105%	$358,244
M. J. Avedon	85% of $600,000	106.98%	110%	$600,158
M. C. Green	80% of $525,000	106.98%	110%	$494,248

LONG-TERM INCENTIVE PROGRAM ("LTI")

Our long-term incentive program is comprised of stock options, RSUs and PSUs. This mix of equity-based awards aligns the executives' interests with the interests of our shareholders from the perspectives of stock price appreciation and relative performance. This approach enables us to develop and implement long-term strategies that we believe are in the best interest of shareholders.

Stock Options/Restricted Stock Units

We grant our NEOs an equal mix of stock options and RSUs. Our Committee believes that this mix provides an effective balance between performance and retention for our NEOs and conserves share usage under our incentive stock plan. Stock options are considered "at risk" since there is no value unless the stock price appreciates during the term of the option period. RSUs, on the other hand, provide stronger retentive value because they have value even if our stock price does not grow during the restricted period. Our Committee annually reviews our equity mix and grant policies to ensure they are aligned with our pay for performance philosophy, our executive compensation objectives and the interests of our shareholders.

Stock option and RSU targets are expressed in dollars. The dollar target is converted to a number of shares based on the fair market value of the Company's shares on the date that the award is granted.

Both stock options and RSUs generally vest ratably, one third per year, over a three year period following the grant. Dividend equivalents are accrued on outstanding RSU awards at the same time and at the same rate as dividends are paid to shareholders. Dividend equivalents on RSUs are only payable if the underlying RSU award vests. At the time of vesting, one ordinary share is issued for each RSU and any accrued dividend equivalents are paid in cash.

Performance Share Program ("PSP")

Our PSP is an equity-based incentive compensation program that provides our NEOs and other key executives with an opportunity to earn PSUs based on the Company's performance relative to the companies in the S&P 500 Industrials Index. PSUs are earned over a 3-year performance period based equally on our relative EPS growth (from continuing operations) and TSR as compared to the companies within the S&P 500 Industrials Index. The actual number of PSUs earned for grants made in 2016 (which can range from 0% to 200% of target) is based on the following thresholds:

Ingersoll Rand's Performance Relative to the Companies within the S&P 500 Industrials Index	2016 – 2018 Measurement Period % of Target PSUs Earned *
< 25th Percentile	0%
25th Percentile	25%
50th Percentile	100%
≥ 75th Percentile	200%

*   Results are interpolated between percentiles achieved.

The NEOs' PSP target awards, expressed as a dollar amount, are set in consideration of competitive long-term incentive market values for executives in our peer group with similar roles and responsibilities and our mix of long-term incentives. The dollar target is converted to share equivalent PSUs based on the fair market value of the Company's shares on the date that the award is granted. The number of PSUs earned is based on relative TSR and relative EPS growth compared to companies within the S&P 500 Industrials Index (with equal weight given to each metric).

• EPS growth is measured as the average of the annual EPS growth in each of the three years of the performance cycle. EPS provides a clear line of sight linking executive's actions to a specific business goals and the results necessary to reach those goals.

• TSR is measured as the total stock price appreciation and dividends earned during the three years of the performance cycle. To prevent an anomalous short-term change in stock price from having an inappropriate and outsized impact on payout levels, a 30-day average stock price at the beginning and ending periods is used. TSR provides a tool for measuring performance among peers.

Our Committee retains the authority and discretion to make downward adjustments to the calculated PSP award payouts or not to grant any award payout regardless of actual performance. EPS is calculated in accordance with GAAP, subject to adjustments for unusual or infrequent items; the impact of any change in accounting principles; goodwill and other intangible asset impairments; and gains or charges associated with discontinued operations or through the acquisition or divestiture of a business control of a business. As a result, expense for outstanding PSP awards is recorded using the fixed accounting method.

Dividend equivalents are accrued on outstanding PSU awards at the same time and at the same rate as dividends paid to shareholders. Dividend equivalents are only paid upon vesting on the number of PSUs actually earned and vested. Dividend equivalents are payable in cash at the time the associated PSUs are distributed unless the NEO elected to defer the PSUs into our executive deferred compensation plan, in which case the dividends are also deferred.

2016 EQUITY AWARDS

In 2016, the Committee approved the PSU, stock option and RSU awards based on its evaluation of market competitiveness and each NEO's sustained individual performance and demonstrated potential to impact future business results. The values in the table below reflect equity-based awards approved by the Committee. These values differ from the corresponding values reported in the Summary Compensation Table and the Grants of Plan-Based Awards Table due to different methodologies used in assigning the economic value of equity-based awards required for accounting and proxy statement reporting purposes. The Committee makes equity award decisions based on grant date expected value while the accounting and proxy statement values are determined in accordance with GAAP requirements. The difference between the two methodologies is most significant for the PSU awards which are earned, in part, based on TSR performance relative to the S&P 500 Industrials Index over a three-year performance period which requires valuations to take into account the expected payout distribution from 0-200% of target for accounting and proxy statement purposes.

Name	Stock Option Award ($)	RSU Award ($)	Target Value 2016-18 PSU Award ($)
M. W. Lamach	2,375,000	2,375,000	4,750,000
S. K. Carter	500,000	500,000	1,000,000
D. P. M. Teirlinck	462,500	462,500	925,000
R. G. Zafari	325,000	325,000	650,000
M. J. Avedon	300,000	300,000	600,000
M. C. Green	312,500	312,500	625,000

2014 – 2016 PERFORMANCE SHARE UNITS PAYOUT

As discussed above, PSUs for the three-year 2014 - 2016 performance period were earned based on the Company's EPS growth (from continuing operations) and TSR performance relative to all of the companies in the S&P 500 Industrials Index.

- EPS growth is measured as the average of the annual EPS growth in each of the three years of the performance cycle. The rate of EPS growth was 15.6% for the 2014 to 2016 period, which ranked at the 85th percentile of the companies in the S&P 500 Industrials Index. 2014 EPS growth was calculated based on 2013 EPS excluding the residential and commercial security business spin-off to form Allegion.

- TSR is measured as the total stock price appreciation plus dividends earned during the three years of the performance cycle. To account for stock price volatility, a 30-day average stock price at the beginning and ending periods is used. TSR was 37.78% for the 2014 to 2016 period, which ranked at the 56th percentile of the companies in the S&P 500 Industrials Index.

PSUs for the 2014 to 2016 performance cycle paid achieved 162% of target levels as summarized in the table below.

Performance Metric	Ingersoll Rand Performance	Percentile Rank	Metric Payout	Weighting	Payout Level
Relative EPS Growth	15.60%	85th	200%	50%	100%
Relative TSR	37.78%	56th	124%	50%	62%
			Total Award Payout Percentage:		162%

Proxy Statement

2017 COMPENSATION DECISIONS

The Committee annually reviews the total direct compensation for each NEO and, using its discretion based on its compensation philosophy and design principles, may revise such compensation. For 2017, the Committee has set the base salary and target AIM award for each NEO as follows:

Name	Base Salary ($)	Change From 2016	Target AIM Award
M. W. Lamach	1,350,000	3.8%	160%
S. K. Carter	720,000	3.6%	100%
D. P. M. Teirlinck	725,000	3.6%	95%
R. G. Zafari	590,000	3.5%	85%
M. J. Avedon	625,000	4.2%	85%
M. C. Green	550,000	4.8%	80%

The Committee established the following target long-term incentives including PSU awards for the 2017 - 2019 performance period and granted the following stock option and RSU awards for each NEO in 2017:

Name	Target 2017 Long-Term Incentive Value ($) [1]	Shares Underlying Stock Option Awards (#) [2]	RSU Shares (#) [3]	Target 2017-19 PSU Shares (#) [3]
M. W. Lamach	9,750,000	180,958	30,391	60,782
S. K. Carter	2,430,000	45,101	7,575	15,149
D. P. M. Teirlinck	2,485,000	46,122	7,746	15,492
R. G. Zafari	1,360,000	25,242	4,240	8,479
M. J. Avedon	1,545,000	28,675	4,816	9,632
M. C. Green	1,440,000	26,727	4,489	8,977

(1) The target long-term incentive value is delivered 25% in stock options, 25% in RSUs and 50% in PSUs. These target values reflect increases made in 2017 to better reflect the particular executive's value to the Company and in the marketplace.

(2) The number of stock options was determined based on the Black-Scholes ratio on December 31, 2016 and the fair market value of our ordinary shares on the date of grant.

(3) The number of RSUs and target PSUs were determined using the fair market value of our ordinary shares on the date of grant.

VI. OTHER COMPENSATION AND TAX MATTERS

RETIREMENT PROGRAMS AND OTHER BENEFITS

We maintain qualified and nonqualified defined benefit pension plans for our employees, including the NEOs, to provide for fixed benefits upon retirement based on the individual's age and number of years of service. These plans include the Pension Plan, the Supplemental Pension Plan and our supplemental executive retirement plans (the Elected Officer Supplemental Pension ("EOSP") or the Key Management Supplemental Pension ("KMP") programs). Refer to the Pension Benefits table and accompanying narrative for additional details on these programs.

We offer a qualified defined contribution (401(k)) plan called the Ingersoll-Rand Company Employee Savings Plan (the "ESP") to our salaried non-union and hourly U.S. workforce, including the NEOs. The ESP is a plan that provides a dollar-for-dollar Company match on the first six percent of the employee's eligible compensation that the employee contributes to the ESP. The ESP has a number of investment options and is an important component of our retirement program.

We also have a nonqualified defined contribution plan. The Ingersoll-Rand Company Supplemental Employee Savings Plan (the "Supplemental ESP") is an unfunded plan that makes up matching contributions that cannot be made to the ESP due to Internal Revenue Code limitations. Supplemental ESP balances are deemed to be invested in the funds selected by the NEOs, which are the same funds available in the ESP except for a self-directed brokerage account, which is not available in the Supplemental ESP.

In June 2012, our Board of Directors approved significant changes to our broad-based, qualified retirement programs with the intent to move employees from a combined defined benefit/defined contribution approach to a fully defined contribution plan approach over time. Employees active prior to July 1, 2012 were given a choice between continuing to participate in the defined benefit plan until December 31, 2022, or moving to an enhanced version of the ESP effective January 1, 2013. Employees hired or rehired on or after July 1, 2012 were automatically covered under the enhanced version of the ESP. Under the enhanced version of the ESP, employees will receive a basic employer contribution equal to two percent of eligible compensation in addition to the Company's matching contribution while ceasing to accrue benefits under the defined benefit plan (employees of our Club Car business are generally not eligible for the basic employer contribution). Effective as of December 31, 2022, accruals in the defined benefit plan will cease for all employees. The Committee approved corresponding changes to the applicable nonqualified defined benefit and contribution pension plans. Additional details on the changes can be found in the narrative accompanying the Pension Benefits table.

Our Ingersoll Rand Executive Deferred Compensation Plan (the "EDCP Plan") allows eligible employees to defer receipt of a part of their annual salary, AIM award and/or PSP award in exchange for investments in ordinary shares or mutual fund investment equivalents. Refer to the Nonqualified Deferred Compensation table for additional details on the EDCP Plan.

We provide an enhanced, long-term disability plan to certain executives. The plan supplements the broad-based group plan and provides an additional monthly maximum benefit if the executive elects to purchase supplemental coverage under the group plan. It has an underlying individual policy that is portable when the executive terminates.

We provide our NEOs with other benefits that we believe are consistent with prevailing market practice and those of our peer companies. These other benefits and their incremental cost to the Company are reported in "All Other Compensation" shown in the Summary Compensation Table.

SEVERANCE ARRANGEMENTS

In connection with external recruiting of certain officers, we generally enter into employment arrangements that provide for severance payments upon certain termination events, other than in the event of a change in control (which is covered by separate agreements with the officers). Mr. Lamach, Ms. Carter and Ms. Avedon have such arrangements. In 2012, we adopted a Severance Plan, amended outstanding award agreements and adopted new equity award agreements to provide certain employees, including our NEOs, with certain benefits in the event of a termination of employment without cause or for good reason under a Major Restructuring (as defined in the Post-Employment Section below). Although we do not have a formal severance policy for our executives (other than in the event of a Major Restructuring), we do have guidelines that in most cases would provide for severance in the event of termination without cause. The severance payable under employment agreements for Mr. Lamach, Ms. Carter and Ms. Avedon and the benefits available in connection with a Major Restructuring and under the severance guidelines are further described in the Post-Employment Benefits section of the proxy statement.

CHANGE-IN-CONTROL PROVISIONS

We have entered into change-in-control agreements with our NEOs. Payments are subject to a "double trigger", meaning that payments would be received only if an officer is terminated without cause or resigns for "good reason" within two years following a change in control. We provide change-in-control agreements to our NEOs to focus them on the best interests of shareholders and assure continuity of management in circumstances that reduce or eliminate job security and might otherwise lead to accelerated departures. Our incentive stock plans provide for the accelerated vesting of outstanding stock awards in the event of a change in control of the Company. Refer to the Post-Employment Benefits section of this proxy statement for a more detailed description of the change-in-control provisions.

TAX AND ACCOUNTING CONSIDERATIONS

Section 162(m) of the Code imposes a limit of $1,000,000 on the amount that we may deduct for federal income tax purposes in any one year for compensation paid to our CEO and any of our three other highest-paid NEOs, other than our CFO, who are employed as of the end of the year. However, to the extent compensation is "performance-based" within the meaning of Section 162(m), the Section's limitations will not apply. We intend most of the variable compensation (*i.e.*, AIM, PSP and stock options) paid to NEOs to qualify as performance-based within the meaning of Section 162(m) so as to be tax deductible by us, which benefits our shareholders. In order to qualify as performance based, the compensation must, among other things, be paid pursuant to a shareholder approved plan upon the attainment of objective performance criteria.

Our Committee believes that tax deductibility of compensation is an important factor, but not the sole factor, in setting executive compensation policies and in rewarding superior executive performance. Accordingly, although our Committee generally intends to avoid the loss of a tax deduction due to Section 162(m), it reserves the right, in circumstances it deems appropriate in its sole discretion, to pay amounts that are not deductible.

In determining variable compensation programs, we consider other tax and accounting implications of particular forms of compensation, such as the implications of Section 409A of the Code governing deferred compensation arrangements and favorable accounting treatment afforded certain equity based plans that are settled in shares. However, the forms of variable compensation we utilize are determined primarily by their effectiveness in creating maximum alignment with our key strategic objectives and the interests of our shareholders.

SENIOR EXECUTIVE PERFORMANCE PLAN ("SEPP")

The SEPP is a shareholder approved plan that funds the annual cash incentive awards that may be granted to each of the NEOs. Under the SEPP, the maximum amount of cash incentive that can be paid to the CEO is 0.6% of Consolidated Operating Income from Continuing Operations (as defined in the SEPP) and the maximum amount of cash incentive that can be paid to any other covered executive is 0.3% of Consolidated Operating Income from Continuing Operations. Our Committee generally exercises its discretion to pay less than the maximum amount to the NEOs, after considering the factors described in the AIM Program.

TIMING OF AWARDS

The Committee generally grants our regular annual equity awards after the annual earnings release. The grant date is never selected or changed to increase the value of equity awards for executives.

CLAW-BACK/RECOUPMENT POLICY

To further align the interests of our employees and our shareholders, we have a claw-back/recoupment policy to ensure that any fraud or intentional misconduct leading to a restatement of our financial statements would be properly addressed. The policy provides that if it is found that an employee committed fraud or engaged in intentional misconduct that resulted, directly or indirectly, in a need to restate our financial statements, then our Committee has the discretion to direct the Company to recover all or a portion of any cash or equity incentive compensation paid or value realized, and/or to cancel any stock-based awards or AIM award granted to an employee on or after the effective date of the policy. Our Committee may also request that the Company seek to recover any gains realized on or after the effective date of the policy for equity or cash awards made prior to that date (including AIM, stock options, PSUs and RSUs). Application of the claw-back/recoupment policy is subject to a determination by our Committee that: (i) the cash incentive or equity compensation to be recouped was calculated on, or its realized value affected by, the financial results that were subsequently restated; (ii) the cash incentive or equity award would have been less valuable than what was actually awarded or paid based on the application of the correct financial results; and (iii) the employee to whom the policy applied engaged in fraud or intentional misconduct. This policy will be revised if required under the Dodd-Frank Act if and when final regulations implementing the claw-back policy requirements of that law have been adopted.

SHARE-OWNERSHIP GUIDELINES

We impose share ownership requirements on each of our officers. These share ownership requirements are designed to emphasize share ownership by our officers and to further align their interests with our shareholders. Each officer must achieve and maintain ownership of ordinary shares or ordinary share equivalents at or above a prescribed level. The requirements are as follows:

Position	Number of Active Participants as of the Record Date	Individual Ownership Requirement (Shares and Equivalents)
Chief Executive Officer	1	150,000
Executive Vice Presidents	2	75,000
Senior Vice Presidents	6	40,000
Corporate Vice Presidents	7	15,000

Based on the closing stock price on the record date of $83.65, this equates to an ownership requirement of approximately 9x for the CEO and the Executive Vice Presidents, and in excess of 5x for the Senior Vice Presidents. These ownership requirements have been achieved with actual ownership exceeding these levels: the CEO at over 19x base salary, the Executive Vice Presidents at over 11x base salary on average, and the Senior Vice Presidents at over 8x base salary on average.

Our share-ownership program requires the accumulation of ordinary shares (or ordinary share equivalents) over a five-year period following the date the person becomes subject to share-ownership requirements at the rate of 20% of the required level each year. Executives who are promoted, and who have their ownership requirement increased, have three years to achieve the new level from the date of promotion. Given the significant increase in the ownership requirement for an individual who is promoted to CEO, EVP or SVP, those individuals have five years from the date of the promotion to achieve the new level. Ownership credit is given for actual ordinary shares owned, deferred compensation that is invested in ordinary shares within our EDCP Plan, ordinary share equivalents accumulated in our qualified and nonqualified employee savings plans as well as unvested RSUs. Stock options, SARs and unvested PSUs do not count toward meeting the share-ownership target. If executives fall behind their scheduled accumulation level during their applicable accumulation period, or if they fail to maintain their required level of ownership after their applicable accumulation period, their right to exercise stock options will be limited to "buy and hold" transactions and any shares received upon the vesting of RSU and PSU awards must be held until the required ownership level is achieved. As of the Record Date, all of our executives subject to the share-ownership guidelines were in compliance with these requirements.

COMPENSATION COMMITTEE REPORT

We have reviewed and discussed with management the Compensation Discussion and Analysis contained in this Proxy Statement. Based on our review and discussion, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement as well as the Company's Annual Report on Form 10-K for the year ended December 31, 2016.

COMPENSATION COMMITTEE

Tony L. White (Chair)

John Bruton

Jared L. Cohon

Gary D. Forsee

Constance J. Horner

Proxy Statement

SUMMARY OF REALIZED COMPENSATION

The table below is a summary of the compensation actually realized by our CEO for 2016, 2015 and 2014. This information is intended as a supplement to and not as a substitute for the information shown on the Summary Compensation Table. The information required to be shown on the Summary Compensation Table includes elements of compensation that may or may not actually be realized by the NEOs at a future date. We believe this table enhances our shareholders' understanding of our CEO's compensation.

Year	Salary ($)	Performance-based Cash Compensation ($) [1]	Equity Compensation ($) [2]	Other Compensation ($) [3]	Total Realized Compensation ($)
2016	$1,300,000	$2,020,000	$17,343,821	$369,310	$21,033,131
2015	$1,287,500	$2,048,200	$23,865,069	$377,312	$27,578,081
2014	$1,250,000	$2,650,000	$15,106,336	$394,328	$19,400,664

(1) Represents the AIM award paid in the applicable year and earned in the immediately previous year.

(2) Represents amount realized upon the exercise of stock options and the vesting of RSUs and PSUs, before payment of applicable withholding taxes and brokerage commissions, and includes the value of dividend equivalents paid on such awards. For 2016, this includes the following amounts from stock options exercised, RSUs vesting and PSUs earned:

	Value Realized	Total Shareholder Return ("TSR") Over the Period Outstanding *
Stock Options Exercised:		
February 16, 2010 Grant	$5,317,120	TSR for 2010 - 2016 was 166%
Restricted Stock Unit Vesting:		
February 22, 2013 Grant	$922,775	TSR for 2013 - 2016 was 96%
February 25, 2014 Grant	$718,596	TSR for 2014 - 2016 was 28%
February 3, 2015 Grant	$566,301	TSR for 2015 - 2016 was 22%
Total:	$2,207,672	
Performance Stock Units Earned:		
2013-2015 Performance Period	$9,264,900	TSR for 2013 - 2015 was 52%

* TSR calculated using closing stock price at the beginning and end of each period.

(3) Represents the amounts imputed as income under applicable IRS rules and regulations.

EXECUTIVE COMPENSATION

The following table provides summary information concerning compensation paid by the Company or accrued on behalf of our NEOs for services rendered during the years ended December 31, 2016, 2015 and 2014.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($) [a]	Bonus ($) [b]	Stock Awards ($) [c]	Option Awards ($) [d]	Non-Equity Incentive Plan Compensation ($) [e]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) [f]	All Other Compensation ($) [g]	Total ($)
M. W. Lamach Chairman and Chief Executive Officer	2016	1,300,000	–	7,445,074	2,280,485	2,500,000	2,355,506	491,249	16,372,314
	2015	1,287,500	–	7,860,622	2,241,176	2,020,000	3,390,703	481,598	17,281,599
	2014	1,250,000	–	7,493,591	2,096,815	2,048,200	6,026,605	502,295	19,417,506
S. K. Carter Senior Vice President and Chief Financial Officer	2016	690,000	–	1,567,450	480,108	817,862	297,243	147,270	3,999,933
	2015	669,750	–	1,657,199	472,474	686,887	270,747	143,413	3,900,470
	2014	649,250	–	1,539,248	430,701	669,761	168,481	139,335	3,596,776
D. P. M. Teirlinck Executive Vice President, Climate Segment	2016	696,250	–	1,449,891	444,096	814,718	861,907	158,243	4,425,105
	2015	677,500	–	1,487,163	424,016	680,801	1,132,731	135,778	4,537,989
	2014	655,000	–	1,336,792	374,026	787,041	1,159,571	150,536	4,462,966
R. G. Zafari Executive Vice President, Industrial Segment	2016	570,000	–	1,018,843	312,073	358,244	425,348	109,879	2,794,387
	2015	565,000	–	1,062,301	302,865	212,923	609,249	95,904	2,848,242
	2014	550,000	–	972,208	272,024	384,005	815,343	94,916	3,088,496
M. J. Avedon Senior Vice President, Human Resources, Communications and Corporate Affairs	2016	593,750	–	940,470	288,068	600,158	612,582	101,691	3,136,719
	2015	570,000	–	1,019,759	290,761	497,357	633,107	100,193	3,111,177
	2014	548,250	–	891,174	249,361	483,119	985,227	114,066	3,271,197
M. C. Green Senior Vice President and General Counsel	2016	525,000	500,000	979,656	300,066	494,248	–	80,820	2,879,790

(a) Pursuant to the EDCP Plan, a portion of a participant's annual salary may be deferred into a number of investment options. In 2016, Ms. Green was the only NEO to defer salary (10%) into the EDCP Plan. Amounts shown in this column are not reduced to reflect deferrals of salary into the EDCP Plan.

(b) Ms. Green, as part of her employment offer, received a cash payment of $500,000 in 2016 in consideration of compensation payments forfeited at her prior employer. In the event that Ms. Green voluntarily leaves the company prior to February 1, 2018, she would have to repay this amount to the Company.

Proxy Statement

(c) The amounts in this column reflect the aggregate grant date fair value of PSU awards and any RSU awards granted for the year under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718 and do not reflect amounts paid to or realized by the NEOs. For a discussion of the assumptions made in determining the ASC 718 values see Note 12, "Share-Based Compensation," to the Company's consolidated financial statements contained in its 2016 Form 10-K. The ASC grant date fair value of the PSU award is spread over the number of months of service required for the grant to become non-forfeitable, disregarding any adjustments for potential forfeitures. In determining the aggregate grant date fair value of the PSU awards, the awards are valued assuming target level performance achievement. If the maximum level performance achievement is assumed, the aggregate grant date fair value of the PSU awards would be as follows:

Name	Maximum Grant Date Value of 2016-18 PSU Awards ($)
M. W. Lamach	10,140,111
S. K. Carter	2,134,850
D. P. M. Teirlinck	1,974,736
R. G. Zafari	1,387,653
M. J. Avedon	1,280,910
M. C. Green	1,334,281

(d) The amounts in this column reflect the aggregate grant date fair value of stock option grants for financial reporting purposes for the year under ASC 718 and do not reflect amounts paid to or realized by the NEOs. For a discussion of the assumptions made in determining the ASC 718 values see Note 12, "Share-Based Compensation," to the Company's consolidated financial statements contained in its 2016 Form 10-K. Please see "2016 Grants of Plan-Based Awards" and "Outstanding Equity Awards at December 31, 2016" for additional detail.

(e) This column reflects the amounts earned as annual awards under the AIM program. Unless deferred into the EDCP Plan, AIM program payments are made in cash. In 2016, Mr. Zafari and Ms. Green elected to defer a percentage (15% and 20% respectively) of their AIM awards into the EDCP Plan. Amounts shown in this column are not reduced to reflect deferrals of AIM awards into the EDCP Plan.

(f) Amounts reported in this column reflect the aggregate increase in the actuarial present value of the benefits under the qualified Ingersoll Rand Pension Plan Number One (the "Pension Plan"), Supplemental Pension Plan, the KMP and EOSP, as applicable. The change in pension benefits value is attributable to the additional year of service and age, the annual AIM award and any annual salary increase. Amounts are higher for those NEOs who are older and closer to retirement than for those who are younger and further from retirement since the period over which the benefit is discounted to determine its present value for an older NEO is shorter and the impact of discounting is therefore reduced. Ms. Green does not participate in any of these plans and therefore no value is shown for her.

Other external factors, outside the influence of the plan design, also impact the values shown in this column. For all the NEOs, the amounts in this column for 2014 through 2016 were impacted by decreasing interest rates (rates for ten-year Constant Maturities for US Treasury Securities), which cause the value of the lump sum distributions under the EOSP and the KMP to increase. In addition, beginning in 2014, amounts for all NEOs were impacted by a change to the applicable mortality table as defined by the Internal Revenue Code that is used to estimate life expectancy.

There was no above market interest earned by the NEOs in any year.

(g) The following table summarizes the components of this column for fiscal year 2016:

Name	Company Contributions ($) [1]	Company Cost for Life Insurance ($)	Company Cost for Long Term Disability ($)	Tax Assistance ($) [2]	Other Benefits ($) [3]	Total ($)
M. W. Lamach	199,200	3,450	1,285	118,563	168,751	491,249
S. K. Carter	110,151	3,225	2,262	–	31,632	147,270
D. P. M. Teirlinck	82,623	5,029	2,528	319	67,744	158,243
R. G. Zafari	46,975	2,683	2,029	80	58,112	109,879
M. J. Avedon	65,466	2,709	1,824	–	31,692	101,691
M. C. Green	42,000	3,762	1,477	–	33,581	80,820

(1) Represents Company contributions under the Company's ESP and Supplemental ESP plans.

(2) The amount for Mr. Lamach represents tax equalization payments related to Irish taxes owed on $315,000, which is the portion of his income that is allocated to his role as a director of the Company. Without these payments, Mr. Lamach would be subject to double taxation on this amount since he is already paying U.S. taxes on this income. The amount for Messrs. Teirlinck and Zafari represent payments of taxes on their behalf related to Company contributions made to the Belgium social scheme.

(3) For Mr. Lamach, this amount includes the incremental cost to the Company of personal use of the Company aircraft (whether leased or owned) by the CEO. For security and safety reasons and to maximize his availability for Company business, the Board of Directors requires the CEO to travel on Company-provided aircraft for business and personal purposes, unless commercial travel is deemed a minimal security risk by the Company. The incremental cost to the Company of personal use of the aircraft is calculated: (i) by taking the hourly average variable operating costs to the Company (including fuel, maintenance, on board catering and landing fees) multiplied by the amount of time flown for personal use in the case of leased aircraft; and (ii) by multiplying the flight time by a variable fuel charge and the average fuel price per gallon and adding any ground costs such as landing and parking fees as well as crew charges for travel expenses in the case of the Company owned aircraft. Both methodologies exclude fixed costs that do not change based on usage, such as pilots' and other employees' salaries, management fees and training, hangar and insurance expenses. We impose an annual limit of $150,000 on the CEO's non-business use of Company-provided aircraft. For 2016, the amount for Mr. Lamach includes $122,318 for personal use of Company-provided aircraft. Under the Company's aircraft use policy, the Compensation Committee has determined that business use includes travel that is related to the Company's business or benefits the Company, such as travel to meetings of other boards on which the CEO sits. For 2016, the amount for Mr. Lamach includes $13,630 for such business-related travel.

These amounts also include: (i) the following incremental cost of the Company-leased cars, calculated based on the lease, insurance, fuel and maintenance costs to the Company: Mr. Lamach, $19,709; Ms. Carter $18,547; Mr. Teirlinck, $24,006; Mr. Zafari, $21,847; Ms. Avedon, $18,530; and Ms. Green, $18,188; (ii) the following costs for financial counseling services, which may include tax preparation and estate planning services: Mr. Lamach, $11,034; Ms. Carter $8,485; Mr. Teirlinck, $29,932; Mr. Zafari, $31,098; Ms. Avedon $9,742; and Ms. Green $11,000; (iii) the following costs for medical services provided through an on-site physician under the Executive Health Program: Mr. Lamach, $925; Ms. Carter, $2,655; Mr. Teirlinck, $558; Mr. Zafari, $1,856; Ms. Avedon $3,420 and Ms. Green, $4,393; (iv) the payments of $13,248 and $3,311 to permit Messrs. Teirlinck and Zafari to remain covered under the Belgium social scheme and have access to the country's health plan should they return to Europe; and (v) the following amounts for product rebates that are available to all U.S. employees: Mr. Lamach, $1,135 and Ms. Carter, $1,945.

2016 GRANTS OF PLAN-BASED AWARDS

The following table shows all plan-based awards granted to the NEOs during fiscal 2016. This table is supplemental to the Summary Compensation Table and is intended to complement the disclosure of equity awards and grants made under non-equity incentive plans in the Summary Compensation Table.

Proxy Statement

Name	Grant Date	Estimated Future Payouts Under Non-Equity Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
		Threshold ($) [a]	Target ($) [a]	Maximum ($) [a]	Threshold (#) [b]	Target (#) [b]	Maximum (#) [b]	(#) [c]	(#) [c]	($/Sh) [d]	($) [e]
M. W. Lamach											
AIM	2/2/2016	624,000	2,080,000	4,160,000	–	–	–	–	–	–	–
PSUs (2016-18)	2/10/2016	–	–	–	23,749	94,996	189,992	–	–	–	5,070,055
Options	2/10/2016	–	–	–	–	–	–	–	242,347	50.0025	2,280,485
RSUs	2/10/2016	–	–	–	–	–	–	47,498	–	–	2,375,019
S. K. Carter											
AIM	2/2/2016	208,500	695,000	1,390,000	–	–	–	–	–	–	–
PSUs (2016-18)	2/10/2016	–	–	–	5,000	20,000	40,000	–	–	–	1,067,425
Options	2/10/2016	–	–	–	–	–	–	–	51,021	50.0025	480,108
RSUs	2/10/2016	–	–	–	–	–	–	10,000	–	–	500,025
D. P. M. Teirlinck											
AIM	2/2/2016	199,500	665,000	1,330,000	–	–	–	–	–	–	–
PSUs (2016-18)	2/10/2016	–	–	–	4,625	18,500	37,000	–	–	–	987,368
Options	2/10/2016	–	–	–	–	–	–	–	47,194	50.0025	444,096
RSUs	2/10/2016	–	–	–	–	–	–	9,250	–	–	462,523
R. G. Zafari											
AIM	2/2/2016	145,350	484,500	969,000	–	–	–	–	–	–	–
PSUs (2016-18)	2/10/2016	–	–	–	3,250	13,000	26,000	–	–	–	693,826
Options	2/10/2016	–	–	–	–	–	–	–	33,164	50.0025	312,073
RSUs	2/10/2016	–	–	–	–	–	–	6,500	–	–	325,016
M. J. Avedon											
AIM	2/2/2016	153,000	510,000	1,020,000	–	–	–	–	–	–	–
PSUs (2016-18)	2/10/2016	–	–	–	3,000	12,000	24,000	–	–	–	640,455
Options	2/10/2016	–	–	–	–	–	–	–	30,613	50.0025	288,068
RSUs	2/10/2016	–	–	–	–	–	–	6,000	–	–	300,015
M. C. Green											
AIM	2/2/2016	126,000	420,000	840,000	–	–	–	–	–	–	–
PSUs (2016-18)	2/10/2016	–	–	–	3,125	12,500	25,000	–	–	–	667,141
Options	2/10/2016	–	–	–	–	–	–	–	31,888	50.0025	300,066
RSUs	2/10/2016	–	–	–	–	–	–	6,250	–	–	312,516

(a) The target award levels established for the AIM program are established annually in February and are expressed as a percentage of the NEO's base salary. Refer to Compensation Discussion and Analysis under the heading "Annual Incentive Matrix Program" for a description of the Compensation Committee's process for establishing AIM program target award levels. The amounts reflected in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" columns represent the threshold, target and maximum amounts for awards under the AIM program that were paid in February 2017, based on performance in 2016. Thus, the amounts shown in the "threshold," "target" and "maximum" columns reflect the range of potential payouts when the target award levels were established in February 2016 for all NEOs. The AIM program pays $0 for performance below threshold. The actual amounts paid pursuant to those awards are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

(b) The amounts reflected in the "Estimated Future Payouts Under Equity Incentive Plan Awards" columns represent the threshold, target and maximum amounts for PSU awards. The PSP pays $0 for performance below threshold. For a description of the Compensation Committee's process for establishing PSP target award levels and the terms of PSU awards, please refer to Compensation Discussion and Analysis under the heading "Long-Term Incentive Program" and the "Post-Employment Benefits" section below.

(c) The amounts in these columns reflect the stock option and RSU awards. Awards in 2016 were granted in February 2016. For a description of the Compensation Committee's process for determining stock option and RSU awards and the terms of such awards, see Compensation Discussion and Analysis under the heading "Long-Term Incentive Program" and the "Post-Employment Benefits" section below.

(d) Stock options were granted under the Company's Incentive Stock Plan of 2013 (the "2013 Plan"), which requires options to be granted at an exercise price equal to or greater than the fair market value of the Company's ordinary shares on the date of grant. The fair market value is defined in the 2013 Plan as the average of the high and low trading price of the Company's ordinary shares listed on the NYSE on the grant date. The closing price on the NYSE of the Company's ordinary shares was $49.55 on the February 2016 grant date.

(e) Amounts in this column include the grant date fair value of the equity awards calculated in accordance with ASC 718. The Company cautions that the actual amount ultimately realized by each NEO from the stock option awards will likely vary based on a number of factors, including stock price fluctuations, differences from the valuation assumptions used and timing of exercise or applicable vesting. For a description of the assumptions made in valuing the equity awards see Note 12, "Share-Based Compensation" to the Company's consolidated financial statements contained in its 2016 Form 10-K. For PSUs, the grant date fair value has been determined based on achievement of target level performance, which is the performance threshold the Company believes is the most likely to be achieved under the grants.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2016

Name	Grant Date	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable [a]	Number of Securities Underlying Unexercised Options (#) Unexercisable [a]	Option Exercise Price ($)	Option Expiration Date [b]	Number of Shares or Units of Stock that have Not Vested (#) [c]	Market Value of Shares or Units of Stock that have Not Vested ($) [d]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have Not Vested (#) [e]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have Not Vested ($) [d]
M. W. Lamach	2/16/2010	50,000	–	25.2192	2/15/2020	–	–	–	–
	2/14/2011	140,351	–	37.7420	2/13/2021	–	–	–	–
	2/14/2011	88,083	–	37.7116	2/13/2021	–	–	–	–
	2/24/2012	41,351	–	32.4643	2/23/2022	–	–	–	–
	2/24/2012	103,806	–	32.4256	2/23/2022	–	–	–	–
	2/22/2013	166,407	–	41.9062	2/21/2023	–	–	–	–
	2/25/2014	97,822	48,911	59.8250	2/24/2024	12,885	966,890	77,309	5,801,267
	2/3/2015	52,833	105,666	67.0550	2/2/2025	22,992	1,725,320	68,974	5,175,809
	2/10/2016	–	242,347	50.0025	2/9/2026	47,498	3,564,250	94,996	7,128,500
S. K. Carter	10/1/2013	4,016	–	51.9167	9/30/2023	–	–	–	–
	2/25/2014	20,093	10,047	59.8250	2/24/2024	2,647	198,631	15,880	1,191,635
	2/3/2015	11,138	22,276	67.0550	2/2/2025	4,848	363,794	14,541	1,091,157
	2/10/2016	–	51,021	50.0025	2/9/2026	10,000	750,400	20,000	1,500,800
D. P. M. Teirlinck	2/25/2014	17,449	8,725	59.8250	2/24/2024	2,299	172,517	13,791	1,034,877
	2/3/2015	9,995	19,992	67.0550	2/2/2025	4,350	326,424	13,049	979,197
	2/10/2016	–	47,194	50.0025	2/9/2026	9,250	694,120	18,500	1,388,240
R. G. Zafari	2/24/2012	7,210	–	32.4256	2/23/2022	–	–	–	–
	2/22/2013	13,947	–	41.9062	2/21/2023	–	–	–	–
	2/25/2014	12,690	6,346	59.8250	2/24/2024	1,672	125,467	10,030	752,651
	2/3/2015	7,139	14,280	67.0550	2/2/2025	3,108	233,224	9,321	699,448
	2/10/2016	–	33,164	50.0025	2/9/2026	6,500	487,760	13,000	975,520

Name	Grant Date	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable [a]	Number of Securities Underlying Unexercised Options (#) Unexercisable [a]	Option Exercise Price ($)	Option Expiration Date [b]	Number of Shares or Units of Stock that have Not Vested (#) [c]	Market Value of Shares or Units of Stock that have Not Vested ($) [d]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have Not Vested (#) [e]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have Not Vested ($) [d]
M. J. Avedon	2/14/2011	6,826	–	37.7116	2/13/2021	–	–	–	–
	2/14/2011	10,877	–	37.7420	2/13/2021	–	–	–	–
	2/24/2012	15,860	–	32.4256	2/23/2022	–	–	–	–
	2/24/2012	6,317	–	32.4643	2/23/2022	–	–	–	–
	2/22/2013	20,920	–	41.9062	2/21/2023	–	–	–	–
	2/25/2014	11,633	5,817	59.8250	2/24/2024	1,533	115,036	9,194	689,918
	2/3/2015	6,854	13,709	67.0550	2/2/2025	2,983	223,844	8,948	671,458
	2/10/2016	–	30,613	50.0025	2/9/2026	6,000	450,240	12,000	900,480
M. C. Green	12/3/2015	7,310	14,620	57.6350	12/2/2025	3,876	290,855	3,644	273,446
	12/3/2015	–	–	–	–	–	–	7,201	540,363
	2/10/2016	–	31,888	50.0025	2/9/2026	6,250	469,000	12,500	938,000

(a) These columns represent stock option awards. Except as noted in the following sentence, these awards generally become exercisable in three equal annual installments beginning on the first anniversary after the date of grant, subject to continued employment or retirement. Ms. Carter's option grant dated October 1, 2013 vested and became exercisable on the 3rd anniversary of the grant date.

(b) All of the options granted to the NEOs expire on the tenth anniversary (less one day) of the grant date.

(c) This column represents unvested RSUs. RSUs generally become exercisable in three equal annual installments beginning on the first anniversary after the date of grant, subject to continued employment or retirement.

(d) The market value was computed based on $75.04, the closing market price of the Company's ordinary shares on the NYSE at December 31, 2016.

(e) This column represents the target number of unvested and unearned PSUs. PSUs vest upon the completion of a three-year performance period. The actual number of shares an NEO will receive, if any, is subject to achievement of the performance goals as certified by the Compensation Committee, and continued employment.

2016 OPTION EXERCISES AND STOCK VESTED

The following table provides information regarding the amounts received by each NEO upon exercise of stock options, the vesting of RSUs or the vesting of PSUs during the fiscal year ended December 31, 2016:

| Name | Option Awards | | Stock Awards | |
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) [a]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
M. W. Lamach [b]	150,000	5,317,120	205,689	11,472,572
S. K. Carter [c]	–	–	45,574	2,764,493
D. P. M. Teirlinck [d]	28,117	812,269	47,753	2,921,746
R. G. Zafari [d]	–	–	39,251	2,448,592
M. J. Avedon [b]	15,815	660,653	25,819	1,439,791
M. C. Green [e]	–	–	1,937	144,103

(a) This column reflects the aggregate dollar amount realized by the NEO upon the exercise of the stock options by determining the difference between the market price of the Company's ordinary shares at exercise and the exercise price of the stock options.

(b) Reflects the value of the RSUs that vested on February 3, 2016, February 22, 2016 and February 25, 2016 and PSUs that vested on February 26, 2016, based on the average of the high and low stock price of the Company's ordinary shares on the vesting date.

(c) Reflects the value of the RSUs that vested on February 3, 2016, February 25, 2016 and October 1, 2016 and PSUs that vested on February 26, 2016, based on the average of the high and low stock price of the Company's ordinary shares on the vesting date.

(d) Reflects the value of the RSUs that vested on February 3, 2016, February 22, 2016, February 25, 2016 and December 6, 2016 and PSUs that vested on February 26, 2016, based on the average of the high and low stock price of the Company's ordinary shares on the vesting date.

(e) Reflects the value of the RSUs that vested on December 3, 2016, based on the average of the high and low stock price of the Company's ordinary shares on the vesting date.

2016 PENSION BENEFITS

The NEOs, with the exception of Ms. Green, participate in one or more, but not in all, of the following defined benefit plans:

• the Pension Plan;

• the Supplemental Pension Plan; and

• the EOSP or the KMP.

The Pension Plan is a funded, tax qualified, non-contributory (for all but a small subset of participants) defined benefit plan that covers the majority of the Company's salaried and non-union hourly U.S. employees who were hired or re-hired prior to June 30, 2012. The Pension Plan provides for normal retirement at age 65. The formula to determine the lump sum benefit under the Pension Plan is: 5% of final average pay (the five consecutive years with the highest compensation out of the last ten years of eligible compensation) multiplied by years of credited service (as defined in the Pension Plan). A choice for distribution between an annuity and a lump sum option is available. The Pension Plan was closed to new participants after June 30, 2012 and no further benefits will accrue to any Pension Plan participant for service performed after December 31, 2022. In addition, any employee who was a Pension Plan participant on June 30, 2012 was provided the option to waive participation in the Pension Plan effective January 1, 2013, and, in lieu of participation in the Pension Plan, receive an annual non-elective employer contribution equal to 2% of eligible compensation in the ESP.

The Supplemental Pension Plan is an unfunded, nonqualified, non-contributory defined benefit restoration plan. The Supplemental Pension Plan restores what is lost in the Pension Plan due to limitations under the Internal Revenue Code (the "Code") on the annual compensation and benefits recognized when calculating benefits under the qualified Pension Plan. The Supplemental Pension Plan covers all employees of the Company who participate in the Pension Plan and who are impacted by the Code compensation and benefits limits. A participant must meet the vesting requirements of the qualified Pension Plan to vest in benefits under the Supplemental Pension Plan. Benefits under the Supplemental Pension Plan are available only as a lump sum distribution after termination and paid in accordance with Section 409A of the Code. As a result of the 2012 changes to the Pension Plan, the Supplemental Pension Plan was closed to employees hired on or after June 30, 2012, and no further benefits will accrue to any Supplemental Plan participant for service performed after December 31, 2022.

Proxy Statement

Proxy Statement

The EOSP, which was closed to new participants effective April 2011, is an unfunded, nonqualified, non-contributory defined benefit plan designed to replace a percentage of an officer's final average pay based on his or her age and years of service at the time of retirement. Final average pay is defined as the sum of the officer's current annual base salary plus the average of his or her three highest AIM awards during the most recent six years. No other elements of compensation (other than base salary and AIM awards) are included in final average pay. The EOSP provides a benefit pursuant to a formula in which 1.9% of an officer's final average pay is multiplied by the officer's years of service (up to a maximum of 35 years) and then reduced by the value of other retirement benefits the officer will receive from the Company under certain qualified and nonqualified retirement plans as well as Social Security. If additional years of service were granted to an officer as part of his or her employment agreement, those additional years of service are reflected in the Pension Benefits table below. Vesting occurs, while the officer is employed by the Company, at the earlier of the attainment of age 55 and the completion of 5 years of service or age 62. Unreduced benefits under the EOSP are available at age 62 and benefits are only available as a lump sum after termination and paid in accordance with Section 409A of the Code. Messrs. Lamach, Teirlinck and Zafari and Ms. Avedon participate in the EOSP.

The KMP is an unfunded, nonqualified, non-contributory defined benefit plan available to certain key management employees on a highly selective basis. The KMP is designed to replace a percentage of a key employee's final average pay based on his or her age and years of service at the time of retirement. Final average pay is defined as the sum of the key employee's current annual base salary plus the average of the employee's three highest AIM awards during the most recent six years. No other elements of compensation (other than base salary and AIM awards) are included in final average pay. The KMP provides a benefit pursuant to a formula in which 1.7% of a key employee's final average pay is multiplied by years of service (up to a maximum of 30 years) and then reduced by the value of other retirement benefits the key employee will receive that are provided by the Company under certain qualified and nonqualified retirement plans as well as Social Security. Vesting occurs at the earlier of the attainment of age 55 and the completion of 5 years of service or age 65. For employees who begin participating on or after June 2015, there is a minimum 5 year service requirement from date of participation to date of retirement. Benefits are only available as a lump sum after termination and paid in accordance with Section 409A of the Code. Ms. Carter is the only NEO who participates in the KMP.

The table below represents the estimated present value of defined benefits for the plans in which each NEO participates. Ms. Green does not participate in a defined benefit plan.

Name	Plan Name	Number of Years Credited Service (#) [a]	Present Value of Accumulated Benefit ($) [b]	Payments During Last Fiscal Year ($)
M.W. Lamach [c]	Pension Plan	12.917	159,512	–
	Supplemental Pension Plan	12.917	1,726,110	–
	EOSP	30	24,909,358	–
S.K. Carter	KMP	3.333	765,818	–
D.P.M. Teirlinck [d],[e]	Pension Plan	8.33	132,851	–
	Supplemental Pension Plan	8.33	488,089	–
	EOSP	12	5,132,637	–
R. G. Zafari [d],[e]	Pension Plan	6.42	95,307	–
	Supplemental Pension Plan	6.42	226,892	–
	EOSP	16.75	4,732,802	–
M. J. Avedon [f]	Pension Plan	9.92	136,644	–
	Supplemental Pension Plan	9.92	358,456	–
	EOSP	10.00	4,056,600	–

(a) Under the EOSP or the KMP, for officers covered prior to May 19, 2009, a full year of service is credited for any year in which they work at least one day. In the Pension Plan, the Supplemental Pension Plan as well as the EOSP and the KMP for officers covered on or after May 19, 2009, the number of years of credited service is based on elapsed time (i.e., credit is given for each month in which a participant works at least one day). The years of credited service used for calculating benefits under all plans are the years of credited service through December 31, 2016.

(b) The amounts in this column reflect the estimated present value of each NEO's accumulated benefit under the plans indicated. The calculations reflect the value of the benefits assuming that each NEO was fully vested under each plan. The benefits were computed as of December 31, 2016, consistent with the assumptions described in Note 10, "Pensions and Postretirement Benefits Other than Pensions," to the consolidated financial statements in the 2016 Form 10-K.

(c) Mr. Lamach's credited years of service exceed his actual years of service by 17 years pursuant to the provisions of his employment arrangement. Crediting additional years of service to a nonqualified pension program such as the EOSP was not uncommon in 2004 when Mr. Lamach joined the Company and was used to compensate him for benefits he was forfeiting at his prior employer. Mr. Lamach's benefit under the EOSP is reduced by the pension benefit he received from his former employer in July 2013, updated with interest. The increase in present value of benefits due to those additional years of credited service is $15,023,882.

(d) Service in the Pension Plan and the Supplemental Pension Plan for Messrs. Teirlinck and Zafari began in September 2008 and August 2010, respectively, when they transferred to the United States.

(e) Benefits for Messrs. Teirlinck and Zafari under the EOSP use all their service with the Company, not just the service in the United States. The benefit will be reduced by any and all benefits accrued or accumulated while covered under any non-U.S. plan in respect to any period of service that is counted as a year of service in this plan. The value of these non-U.S. benefits is not readily accessible until retirement, and therefore the amount shown for EOSP reflects the value of this benefit prior to these reductions.

(f) Ms. Avedon, pursuant to the provisions of her employment arrangement, receives double credit for the first five years of employment (3.8% versus 1.9%) in determining her benefit. The increase in present value of benefits due to this provision is $1,543,493.

2016 NONQUALIFIED DEFERRED COMPENSATION

The Company's EDCP Plan is an unfunded, nonqualified plan that permit certain employees, including the NEOs, to defer receipt of up to 50% of their annual salary and up to 100% of their AIM awards, PSP awards and RSUs received upon commencement of employment. Elections to defer must be made prior to the beginning of the performance period. The Company has established a nonqualified grantor trust with a bank as the trustee to hold certain assets as a funding vehicle for the Company's obligations under the EDCP Plan. These assets are considered general assets of the Company and are available to its creditors in the event of the Company's insolvency. Amounts held in the trust are invested by the trustee using various investment vehicles.

Participants are offered certain investment options (approximately 60 mutual fund investments and ordinary share equivalents), and can choose how they wish to allocate their cash deferrals among those investment options. Participants are 100% vested in all amounts deferred, and bear the risk of any earnings and losses on such deferred amounts.

Generally, deferred amounts may be distributed following termination of employment or at the time of a scheduled in-service distribution date chosen by the participant. If a participant has completed five or more years of service at the time of termination, or is terminated due to long-term disability, death or retirement, the distribution is paid in accordance with the participant's election. If a participant terminates without meeting these requirements, the account balance for all plan years will be paid in a lump sum in the year following the year of termination. A participant can elect to receive distributions at termination over a period of 5, 10, or 15 annual installments, or in a single lump sum. A participant can elect to receive scheduled in-service distributions in future years that are at least two years after the end of the plan year for which they are deferring. In-service distributions can be received in two to five annual installments, or if no election is made, in a lump sum. For those participants who have investments in ordinary shares, the distribution of these assets will be in the form of ordinary shares, not cash.

The following table provides information regarding contributions, distributions, earnings and balances for each NEO under our nonqualified deferred compensation plans.

Name	Executive Contributions in Last Fiscal Year ($) [a]	Registrant Contributions in Last Fiscal Year ($) [b]	Aggregate Earnings in Last Fiscal Year ($) [c]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($) [d]
M. W. Lamach					
EDCP Plan	–	–	1,280,688	–	4,608,299
Supplemental ESP	–	183,300	629,715	–	2,543,697
S. K. Carter					
Supplemental ESP	–	88,951	23,006	–	240,937
D. P. M. Teirlinck					
EDCP Plan	–	–	1,836,151	–	6,607,020
Supplemental ESP	–	66,723	64,128	–	662,161
R. G. Zafari					
EDCP Plan	31,938	–	130,524	–	597,356
Supplemental ESP	–	31,075	71,670	–	349,513
M. J. Avedon					
EDCP Plan	–	–	1,427,187	–	5,135,445
Supplemental ESP	–	49,566	41,719	–	504,420
M. C. Green					
EDCP Plan	52,500	–	2,390	–	54,890
Supplemental ESP	–	20,800	1,639	–	22,439

(a) The annual deferrals (salary, AIM & PSP) are all reflected in the Salary column, the Non-Equity Incentive Plan column and the Stock Awards column, respectively of the Summary Compensation Table.

(b) All of the amounts reflected in this column are included in the All Other Compensation column of the Summary Compensation Table.

(c) Amounts in this column include gains and losses on investments, as well as dividends on ordinary shares or ordinary share equivalents. None of the earnings or losses reported in this column are included in the Summary Compensation Table.

(d) The following table reflects the amounts reported in this column as compensation to the NEOs in the Company's Summary Compensation Table in proxy statements for prior years. Each of Messrs. Lamach, Teirlinck and Zafari and Ms. Carter, Ms. Green and Ms. Avedon first became NEOs and therefore had their compensation reported in the Company's proxy statements beginning with fiscal years 2005 (Lamach), 2014 (Carter), 2010 (Teirlinck), 2012 (Zafari), 2010 (Avedon), and 2016 (Green).

Name	EDCP Plan ($)	Supplemental ESP ($)
M. W. Lamach	1,529,086	1,173,675
S. K. Carter	–	134,545
D. P. M. Teirlinck	3,213,525	318,162
R. G. Zafari	443,637	196,147
M. J. Avedon	376,016	250,442
M. C. Green	–	–

POST-EMPLOYMENT BENEFITS

The following discussion describes the compensation to which each NEO would be entitled in the event of termination of such executive's employment, including termination following a change in control.

EMPLOYMENT ARRANGEMENTS AND SEVERANCE

Mr. Lamach, Ms. Carter and Ms. Avedon are entitled to severance in the event of their involuntary termination without cause pursuant to the terms of their employment agreements. Under the terms of his employment agreement, Mr. Lamach is eligible for 24 months of base annual salary plus a prorated AIM award earned for the year of termination as determined and paid at the conclusion of the full performance year in accordance with the terms of the AIM program. In addition, Mr. Lamach would receive prorated PSP awards (up to target) for the outstanding performance periods. These pro-rated awards would be earned based on actual performance and delivered in accordance with the terms of the PSP program. Under the terms of her employment agreement, Ms. Carter is eligible for 12 months of base salary plus a prorated AIM award (not to exceed target) earned for the year of termination as determined and paid at the conclusion of the full performance year in accordance with the terms of the AIM program. Ms. Avedon is eligible for 12 months of base salary and an AIM award equal to her target.

Although the Company does not have a formal severance policy for officers, NEOs who do not have employment agreements providing for severance and who are terminated by the Company other than for cause will generally be considered for severance benefits up to 12 months' base salary. Depending on the circumstances and timing of the termination, they may also be eligible for a pro-rated portion of their AIM award earned for the year of termination as determined and paid at the conclusion of the full performance year in accordance with the terms of the AIM program. For an NEO who qualifies under one of these scenarios, the value of the award would be equal to the amount shown on the Summary Compensation Table under the heading Non-Equity Compensation.

In addition, the Company's equity award agreements provide for the following treatment upon the occurrence of one of the specified events in the table below:

	Stocks Options	**RSUs**	**PSUs**
Retirement	Continue to vest on the same basis as active employees and remain exercisable for a period of up to five years following retirement.	Continue to vest on the same basis as active employees.	Vest pro-rata based on the time worked during the performance period and the achievement of performance goals through the end of the performance period.
Group Termination	Immediately vest in the portion of the awards that would have vested within twelve months of termination and remain exercisable for a period of up to three years following job elimination.	Immediately vest in the portion of the awards that would have vested within twelve months of termination.	
Job Elimination	Unvested awards are forfeited and vested awards remain exercisable for a period of up to one year following termination.	Unvested awards are forfeited.	
Death or Disability	Either vest or continue to vest on the same basis as active employees and the stock options remain exercisable for a period of up to three years following death or disability.	Either vest or continue to vest on the same basis as active employees.	Vest pro-rata based on the time worked during the performance period and the achievement of performance goals from the beginning of the performance period through the end of the calendar quarter in which employment terminated.

In the event of a change in control or termination due to a Major Restructuring, severance would be determined pursuant to the terms of the change-in-control agreements or the Major Restructuring Severance Plan described below in lieu of severance under the terms of the employment agreements or the severance guidelines described above.

CHANGE IN CONTROL

The Company has entered into a change-in-control agreement with each NEO. The change-in-control agreement provides for certain payments if the employment is terminated by the Company without "cause" (as defined in the change-in-control agreements) or by the NEO for "good reason" (as defined in the change-in-control agreements), in each case, within two years following a change in control of the Company. For officers who first became eligible for a change-in-control agreement on or after May 19, 2009, including Ms. Carter, Ms. Green and Mr. Zafari, the Company eliminated a severance payment based on outstanding PSP awards and eliminated a payment to cover the impact to the executive of certain incremental taxes incurred in connection with the payments made following a change in control.

Following a change in control, each NEO is entitled to continue receiving his or her current base salary and is entitled to an annual bonus in an amount not less than the highest annual bonus paid during the prior three full fiscal years.

If an NEO's employment is terminated "without cause" or by the NEO for "good reason" within two years following a change in control, the NEO is entitled to the following:

• any base salary and annual bonus for a completed fiscal year that had not been paid;

• an amount equal to the NEO's annual bonus for the last completed fiscal year pro-rated for the number of full months employed in the current fiscal year;

• an amount equal to the NEO's base salary pro-rated for any unused vacation days;

- a lump sum severance payment from the Company equal to the three times (for the CEO) or two and one-half times (for other NEOs) the sum of:
  - the NEO's annual salary in effect on the termination date, or, if higher, the annual salary in effect immediately prior to the reduction of the NEO's annual salary after the change in control; and
  - the NEO's target AIM award for the year of termination or, if higher, the average of the AIM award amounts beginning three years immediately preceding the change in control and ending on the termination date; and
  - for Messrs. Lamach and Teirlinck and Ms. Avedon, a lump sum payment equal to three times for Mr. Lamach and two and one-half times for Ms. Avedon and Mr. Teirlinck of: (a) the cash value of the target amount of the most recent PSU award; or (b) if higher, the average amounts of the last three PSU awards granted and paid to the NEO immediately preceding termination. This payment is in lieu of any rights the individual might have with respect to unvested PSU awards.

In addition to the foregoing, the NEOs would also be eligible to participate in the Company's welfare employee benefit programs for the severance period (three years for the CEO and two and one-half years for the other NEOs). For purposes of determining eligibility for applicable post-retirement welfare benefits, the NEO would be credited with any combination of additional years of service and age, not exceeding 10 years, to the extent necessary to qualify for such benefits. The Company would also provide each NEO up to $100,000 of outplacement services.

In the event of a change in control, participants in the EOSP and KMP would be immediately vested. A termination within two years following a change in control also triggers the payment of an enhanced benefit, whereby three years would be added to both age and service with the Company under the EOSP or KMP. In addition, the "final average pay" under the EOSP or KMP would be calculated as 33.33% of his or her severance benefit under the change-in-control agreement in the case of Mr. Lamach and 40% of the severance benefit under the applicable change-in-control agreement in the case of Ms. Carter, Mr. Teirlinck, Mr. Zafari, and Ms. Avedon. These percentages reflect an annualized value of severance payments that would be provided in accordance with their respective agreements. Ms. Green who does not participate in either the EOSP or KMP.

Under the Company's incentive plans, outstanding unvested stock options and RSUs immediately vest and become exercisable or payable, as applicable, following a change in control. PSUs will be deemed to have earned a pro-rata award based on the target award opportunity and total number of months worked in the applicable performance period.

A "change in control" is defined as the occurrence of any of the following events: (i) any person unrelated to the Company becomes the beneficial owner of 30% or more of the combined voting power of the Company's voting stock; (ii) the directors serving at the time the change-in-control agreements were executed (or the directors subsequently elected by the shareholders of the Company whose election or nomination was duly approved by at least two-thirds of the then serving directors) fail to constitute a majority of the Board of Directors; (iii) the consummation of a merger or consolidation of the Company with any other corporation in which the Company's voting securities outstanding immediately prior to such merger or consolidation represent 50% or less of the combined voting securities of the Company immediately after such merger or consolidation; (iv) any sale or transfer of all or substantially all of the Company's assets, other than a sale or transfer with a corporation where the Company owns at least 80% of the combined voting power of such corporation or its parent after such transfer; or (v) any other event that the continuing directors determine to be a change in control; provided however, with respect to (i), (iii) and (iv) above, there shall be no change in control if shareholders of the Company own more than 50% of the combined voting power of the voting securities of the Company or the surviving entity or any parent immediately following such transaction in substantially the same proportion to each other as prior to such transaction.

MAJOR RESTRUCTURING

The Company has adopted a Severance Plan that provides a cash severance payment in the event a participant's employment is terminated due to an involuntary loss of job without Cause (as defined in the Severance Plan) or a Good Reason (as defined in the Severance Plan), provided that the termination is substantially related to or a result of a Major Restructuring. The cash severance payment would be equal to two and one-half times (for the CEO) or two times (for other NEOs) (a) current base salary, and (b) current target AIM award. As of December 31, 2016, the value of cash severance for NEOs was: Mr. Lamach, $8,450,000; Ms. Carter, $2,780,000; Mr. Teirlinck, $2,730,000; Mr. Zafari, $2,109,000; Ms. Avedon, $2,220,000; and Ms. Green, $1,890,000.

Participants would also receive a pro-rated portion of their target AIM award, based on actual Company and individual performance during the fiscal year in which termination of employment occurred. Participants in the EOSP or KMP who are not vested in such plans would also receive a cash payment equal to the amount of the benefit to which they would have been entitled if they were vested.

In addition, the Company's equity awards provide that employees who terminate employment due to an involuntary loss of job without Cause (as defined in the applicable award agreement) or for Good Reason (as defined in the applicable award agreement) within one year of completion of a Major Restructuring will, provided that the termination is substantially related to the Major Restructuring, (i) immediately vest in all unvested stock options and may exercise all vested stock options at any time within the following three-year period (five years if retirement eligible) or the remaining term of the stock option, if shorter, (ii) immediately vest in all RSUs, except that retirement eligible participants with at least five years of service would continue their existing vesting schedule, and (iii) receive a prorated payout of outstanding PSUs based on actual performance at the end of performance period. As of December 31, 2016, the value of unvested equity awards was: Mr. Lamach, $25,546,123; Ms. Carter, $5,341,717; Mr. Teirlinck, $4,818,690; Mr. Zafari, $3,432,374; Ms. Avedon, $3,192,157 and Ms. Green, $2,759,942.

A "Major Restructuring" is defined as a reorganization, recapitalization, extraordinary stock dividend, merger, sale, spin-off or other similar transaction or series of transactions, which individually or in the aggregate, has the effect of resulting in the elimination of all, or the majority of, any one or more of the Company's two business segments (i.e., Climate and Industrial), so long as such transaction or transactions do not constitute a Change in Control (as defined in the applicable plan).

2016 POST-EMPLOYMENT BENEFITS TABLE

The following table describes the compensation to which each of the NEOs would be entitled in the event of termination of such executive's employment on December 31, 2016, including termination following a change in control. The potential payments were determined under the terms of our plans and arrangements in effect on December 31, 2016. The table does not include the pension benefits or nonqualified deferred compensation amounts that would be paid to an NEO, which are set forth in the Pension Benefits table and the Nonqualified Deferred Compensation table above, except to the extent that the NEO is entitled to an additional benefit as a result of the termination.

Name	Voluntary Resignation/ Retirement ($)	Involuntary without Cause ($)	Involuntary with Cause ($)	Change in Control ($)	Disability ($)	Death ($)
M. W. Lamach						
Severance [a]	–	2,600,000	–	10,618,200	–	–
Earned but Unpaid AIM Award(s) [b]	–	2,500,000	–	2,500,000	–	–
PSP Award Payout [c]	–	11,633,976	–	33,184,705	11,633,976	11,633,976
Value of Unvested Equity Awards [d]	–	–	–	13,912,147	13,912,147	13,912,147
Enhanced Retirement Benefits [e]	–	–	–	9,272,001	–	–
Outplacement [f]	–	11,400	–	100,000	–	–
Health Benefits [g]	–	–	–	25,966	–	–
Tax Assistance [h]	–	–	–	28,140,468	–	–
Total	**–**	**16,745,376**	**–**	**97,753,487**	**25,546,123**	**25,546,123**
S. K. Carter						
Severance [a]	–	695,000	–	3,475,000	–	–
Earned but Unpaid AIM Award(s) [b]	–	695,000	–	817,862	–	–
PSP Award Payout [c]	–	–	–	2,419,440	2,420,715	2.420,715
Value of Unvested Equity Awards [d]	–	–	–	2,921,002	2,921,002	2,921,002
Enhanced Retirement Benefits [e]	–	–	–	1,650,457	–	–
Outplacement [f]	–	11,400	–	100,000	–	–
Health Benefits [g]	–	–	–	21,696	–	–
Tax Assistance [h]	–	–	–	–	–	–
Total	**–**	**1,401,400**	**–**	**11,405,457**	**5,341,717**	**5,341,717**

Name	Voluntary Resignation/ Retirement ($)	Involuntary without Cause ($)	Involuntary with Cause ($)	Change in Control ($)	Disability ($)	Death ($)
D. P. M. Teirlinck						
Severance [a]	–	700,000	–	3,686,158	–	–
Earned but Unpaid AIM Award(s) [b]	–	665,000	–	814,718	–	–
PSP Award Payout [c]	2,151,622	2,151,622	–	5,239,176	2,151,622	2,151,622
Value of Unvested Equity Awards [d]	2,667,068	2,667,068	–	2,667,068	2,667,068	2,667,068
Enhanced Retirement Benefits [e]	–	–	–	2,098,560	–	–
Outplacement [f]	–	11,400	–	100,000	–	–
Health Benefits [g]	–	–	–	21,696	–	–
Tax Assistance [h]	–	–	–	–	–	–
Total	**4,818,690**	**6,195,090**	**–**	**14,627,376**	**4,818,690**	**4,818,690**
R. G. Zafari						
Severance [a]	–	570,000	–	2,636,250	–	–
Earned but Unpaid AIM Award(s) [b]	–	358,244	–	358,244	–	–
PSP Award Payout [c]	1,544,999	1,544,999	–	1,544,173	1,544,999	1,544,999
Value of Unvested Equity Awards [d]	1,887,375	1,887,375	–	1,887,375	1,887,375	1,887,375
Enhanced Retirement Benefits [e]	–	–	–	2,544,539	–	–
Outplacement [f]	–	11,400	–	100,000	–	–
Health Benefits [g]	–	–	–	21,696	–	–
Tax Assistance [h]	–	–	–	–	–	–
Total	**3,432,374**	**4,372,018**	**–**	**9,092,277**	**3,432,374**	**3,432,374**
M. J. Avedon						
Severance [a]	–	600,000	–	2,829,668	–	–
Earned but Unpaid AIM Award(s) [b]	–	510,000	–	600,158	–	–
PSP Award Payout [c]	1,438,592	1,438,592	–	4,134,237	1,438,592	1,438,592
Value of Unvested Equity Awards [d]	1,753,566	1,753,566	–	1,753,566	1,753,566	1,753,566
Enhanced Retirement Benefits [e]	–	–	–	2,177,490	–	–
Outplacement [f]	–	11,400	–	100,000	–	–
Health Benefits [g]	–	–	–	21,696	–	–
Tax Assistance [h]	–	–	–	–	–	–
Total	**3,192,158**	**4,313,558**	**–**	**11,616,815**	**3,192,158**	**3,192,158**
M. C. Green						
Severance [a]	–	413,942	–	2,362,500	–	–
Earned but Unpaid AIM Award(s) [b]	–	420,000	–	494,248	–	–
PSP Award Payout [c]	–	–	–	946,480	947,230	947,230
Value of Unvested Equity Awards [d]	–	–	–	1,812,712	1,812,712	1,812,712
Enhanced Retirement Benefits [e]	–	–	–	–	–	–
Outplacement [f]	–	11,400	–	100,000	–	–
Health Benefits [g]	–	–	–	21,696	–	–
Tax Assistance [h]	–	–	–	–	–	–
Total	**–**	**845,342**	**–**	**5,737,636**	**2,759,942**	**2,759,942**

(a) For the "Involuntary without Cause" column, for those NEOs who do not have a formal separation agreement, the current severance guidelines permit payment of up to one year's base salary provided that such termination was not eligible for severance benefits under the Major Restructuring Severance Plan. Because of her service, Ms. Green's severance is equal to 41 weeks rather than 52. For the amounts shown under the "Change in Control" columns, refer to the description of how severance is calculated in the section above, entitled Post-Employment Benefits. For Mr. Teirlinck and Ms. Avedon, severance amounts in 2016 would be reduced per the cut-back provision in their change-in-control agreement. The reduction in severance would have been $1,072,160 for Mr. Teirlinck and $913,643 for Ms. Avedon. The amounts shown above reflect the severance prior to these reductions.

(b) For the "Involuntary without Cause" column, these amounts represent the (i) AIM award earned by Mr. Lamach, Ms. Carter and Ms. Avedon in 2016 and paid pursuant to the terms of their employment agreements and (ii) prorated AIM awards (up to target) that may be paid to the other NEOs depending on the circumstances and timing of the termination. For the amounts under "Change in Control," these amounts represent the actual award earned for the 2016 performance period, which may be more or less than the target award.

(c) For the "Involuntary without Cause" column, these amounts represent the cash value of the prorated PSU award payout to (i) Mr. Lamach pursuant to the terms of his employment agreement and (ii) Messrs. Teirlinck and Zafari and Ms. Avedon because they were retirement eligible at December 31, 2016. For the "Change in Control" column for Messrs. Lamach and Teirlinck and Ms. Avedon, these amounts represent the cash value of the PSU award payout, based on the appropriate multiple. For the "Change in Control" column for Mr. Zafari, Ms. Carter and Ms. Green, these values represent what would be provided under the terms of the 2013 Plan, which provide a pro-rated payment for all outstanding awards at target. For the "Retirement," "Disability" and "Death" columns, amounts represent the cash value of the prorated portion of their PSUs that vest upon such events assuming performance at target. Amounts for each column are based on the closing stock price of the ordinary shares on December 31, 2016 ($75.04).

(d) The amounts shown for "Retirement," "Involuntary without Cause," "Change in Control," "Death" and "Disability" represent (i) the value of the unvested RSUs, which is calculated based on the number of unvested RSUs multiplied by the closing stock price of the ordinary shares on December 31, 2016 ($75.04), and (ii) the intrinsic value of the unvested stock options, which is calculated based on the difference between the closing stock price of the ordinary shares on December 31, 2016 ($75.04) and the relevant exercise price. However, only in the event of termination following a "Change in Control" or, beginning with the 2013 awards, termination due to "Death" or "Disability" is there accelerated vesting of unvested awards. For "Retirement," "Disability" (before 2013 grant) and "Death" (before 2013 grant), the awards do not accelerate but continue to vest on the same basis as active employees. Because Messrs. Teirlinck and Zafari and Ms. Avedon were retirement eligible, they would continue to vest in stock options and RSUs after termination of employment for any reason other than cause.

(e) In the event of a change in control of the Company and termination of the NEOs, the present value of the pension benefits under the EOSP, KMP and Supplemental Pension Plan would be paid out as lump sums. While there is no additional benefit to the NEOs as a result of either voluntary retirement/resignation and/or involuntary resignation without cause, there are differences (based on the methodology mandated by the SEC) between the numbers that are shown in the Pension Benefits Table and those that would actually be payable to the NEO under these termination scenarios.

(f) For the "Involuntary without Cause" column, each NEO is eligible for outplacement services for a twelve month period, not to exceed $11,400. For the "Change in Control" column, the amount represents the maximum expenses the Company would reimburse the NEO for professional outplacement services.

(g) Represents the Company cost of health and welfare coverage. The cost for "Change in Control" represents continued active coverage for the severance period.

(h) Pursuant to the change-in-control agreements for Messrs. Lamach and Teirlinck and Ms. Avedon, if any payment or distribution by the Company to these NEOs creates certain incremental taxes, they would be entitled to receive from the Company a payment in an amount sufficient to place them in the same after-tax financial position as if such taxes had not been imposed. For 2016, as a result of a cut-back provision in the change-in-control agreements, neither Mr. Teirlinck nor Ms. Avedon would have been eligible for this payment, and therefore no value is shown in the table above.

INFORMATION CONCERNING VOTING AND SOLICITATION

WHY DID I RECEIVE THIS PROXY STATEMENT?

We sent you this Proxy Statement or a Notice of Internet Availability of Proxy Materials ("Notice") because our Board of Directors is soliciting your proxy to vote at the Annual General Meeting. This Proxy Statement summarizes the information you need to know to vote on an informed basis.

WHY ARE THERE TWO SETS OF FINANCIAL STATEMENTS COVERING THE SAME FISCAL PERIOD?

U.S. securities laws require us to send you our 2016 Form 10-K, which includes our financial statements prepared in accordance with GAAP. These financial statements are included in the mailing of this Proxy Statement. Irish law also requires us to provide you with our Irish Financial Statements for our 2016 fiscal year, including the reports of our Directors and auditors thereon, which accounts have been prepared in accordance with Irish law. The Irish Financial Statements are available on the Company's website at *www.ingersollrand.com/irishstatutoryaccounts* and will be laid before the Annual General Meeting.

HOW DO I ATTEND THE ANNUAL GENERAL MEETING?

All shareholders are invited to attend the Annual General Meeting. **In order to be admitted, you must present a form of personal identification and evidence of share ownership.**

If you are a shareholder of record, evidence of share ownership will be either (1) an admission ticket, which is attached to the proxy card and must be separated from the proxy card and kept for presentation at the meeting if you vote your proxy by mail, or (2) a Notice.

If you own your shares through a bank, broker or other holder of record ("street name holders"), evidence of share ownership will be either (1) your most recent bank or brokerage account statement, or (2) a Notice. If you would rather have an admission ticket, you can obtain one in advance by mailing a written request, **along with proof of your ownership of the Company's ordinary shares,** to:

Secretary
Ingersoll-Rand plc
170/175 Lakeview Dr.
Airside Business Park
Swords, Co. Dublin
Ireland

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted at the Annual General Meeting.

WHO MAY VOTE?

You are entitled to vote if you beneficially owned the Company's ordinary shares at the close of business on April 11, 2017, the Record Date. At that time, there were 256,500,353 of the Company's ordinary shares outstanding and entitled to vote. Each ordinary share that you own entitles you to one vote on all matters to be voted on a poll at the Annual General Meeting.

HOW DO I VOTE?

Shareholders of record can cast their votes by proxy by:

- using the Internet and voting at www.proxyvote.com;
- calling 1-800-690-6903 and following the telephone prompts; or
- completing, signing and returning a proxy card by mail. If you received a Notice and did not receive a proxy card, you may request one at sendmaterial@proxyvote.com.

The Notice is not a proxy card and it cannot be used to vote your shares.

If you are a shareholder of record and you choose to submit your proxy by telephone by calling the toll-free number on your proxy card, your use of that telephone system and in particular the entry of your pin number/other unique identifier, will be deemed to constitute your appointment, in writing and under hand, and for all purposes of the Companies Act 2014, of the persons named on the proxy card as your proxy to vote your shares on your behalf in accordance with your telephone instructions.

Shareholders of record may also vote their shares directly by attending the Annual General Meeting and casting their vote in person or appointing a proxy (who does not have to be a shareholder) to attend the Annual General Meeting and casting votes on their behalf in accordance with their instructions.

Street name holders must vote their shares in the manner prescribed by their bank, brokerage firm or nominee. Street name holders who wish to vote in person at the Annual General Meeting must obtain a legal proxy from their bank, brokerage firm or nominee. Street name holders will need to bring the legal proxy with them to the Annual General Meeting and hand it in with a signed ballot that is available upon request at the meeting. Street name holders will not be able to vote their shares at the Annual General Meeting without a legal proxy and a signed ballot.

Even if you plan to attend the Annual General Meeting, we recommend that you vote by proxy as described above so that your vote will be counted if you later decide not to attend the meeting.

In order to be timely processed, your vote must be received by 11:59 p.m. Eastern Time on June 7, 2017 (or, if you are a street name holder, such earlier time as your bank, brokerage firm or nominee may require).

HOW MAY EMPLOYEES VOTE UNDER OUR EMPLOYEE PLANS?

If you participate in the ESP, the Ingersoll-Rand Company Employee Savings Plan for Bargained Employees, the Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico, the Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, New York Plant or the Trane 401(k) and Thrift Plan, then you may be receiving these materials because of shares held for you in those plans. In that case, you may use the enclosed proxy card to instruct the plan trustees of those plans how to vote your shares, or give those instructions by telephone or over the Internet. They will vote these shares in accordance with your instructions and the terms of the plan.

To allow plan administrators to properly process your vote, your voting instructions must be received by 11:59 p.m. Eastern Time on June 4, 2017.

If you do not provide voting instructions for shares held for you in any of these plans, the plan trustees will vote these shares in the same ratio as the shares for which voting instructions are provided.

MAY I REVOKE MY PROXY?

You may revoke your proxy at any time *before it is voted at the Annual General Meeting* in any of the following ways:

- by notifying the Company's Secretary in writing: c/o Ingersoll-Rand plc, 170/175 Lakeview Dr., Airside Business Park, Swords, Co. Dublin, Ireland;
- by submitting another properly signed proxy card with a later date or another Internet or telephone proxy at a later date but prior to the close of voting described above; or
- by voting in person at the Annual General Meeting.

Merely attending the Annual General Meeting does not revoke your proxy. To revoke a proxy, you must take one of the actions described above.

HOW WILL MY PROXY GET VOTED?

If your proxy is properly submitted, your proxy holder (one of the individuals named on the proxy card) will vote your shares as you have directed. If you are a street name holder, the rules of the NYSE permit your bank, brokerage firm or nominee to vote your shares on Items 4, 5, 6 and 7 (routine matters) if it does not receive instructions from you. However, your bank, brokerage firm or nominee may not vote your shares on Items 1, 2 and 3 (non-routine matters) if it does not receive instructions from you ("broker non-votes"). Broker non-votes will not be counted as votes for or against the non-routine matters, but rather will be regarded as votes withheld and will not be counted in the calculation of votes for or against the resolution.

If you are a shareholder of record and you do not specify on the proxy card you send to the Company (or when giving your proxy over the Internet or telephone) how you want to vote your shares, then the Company-designated proxy holders will vote your shares in the manner recommended by our Board of Directors on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion regarding any other matters properly presented for a vote at the meeting.

WHAT CONSTITUTES A QUORUM?

The presence (in person or by proxy) of shareholders entitled to exercise a majority of the voting power of the Company on the Record Date is necessary to constitute a quorum for the conduct of business. Abstentions and broker non-votes are treated as "shares present" for the purposes of determining whether a quorum exists.

WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL?

A majority of the votes cast at the Annual General Meeting is required to approve each of Items 1, 2, 3, 4 and 5. A majority of the votes cast means that the number of votes cast "for" an Item must exceed the number of votes cast "against" that Item. Items 6 and 7 are considered special resolutions under Irish law and require 75% of the votes cast for approval.

Although abstentions and broker non-votes are counted as "shares present" at the Annual General Meeting for the purpose of determining whether a quorum exists, they are not counted as votes cast either "for" or "against" the resolution and, accordingly, will not affect the outcome of the vote.

WHO PAYS THE EXPENSES OF THIS PROXY STATEMENT?

We have hired Alliance Advisors, LLC to assist in the distribution of proxy materials and the solicitation of proxies for a fee estimated at $15,000 plus out-of-pocket expenses. Proxies will be solicited on behalf of our Board of Directors by mail, in person, by telephone and through the Internet. We will bear the cost of soliciting proxies. We will also reimburse brokers and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy materials to the persons for whom they hold shares.

HOW WILL VOTING ON ANY OTHER MATTER BE CONDUCTED?

Although we do not know of any matters to be presented or acted upon at the Annual General Meeting other than the items described in this Proxy Statement, if any other matter is proposed and properly presented at the Annual General Meeting, the proxy holders will vote on such matters in accordance with their best judgment.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of the Record Date, the beneficial ownership of our ordinary shares by (i) each director of the Company, (ii) each executive officer of the Company named in the Summary Compensation Table below, and (iii) all directors and executive officers of the Company as a group:

Name	Ordinary Shares [1]	Notional Shares [2]	Options Exercisable Within 60 Days [3]
A. C. Berzin	25,937	33,440	–
J. Bruton	7,921	–	–
J. L. Cohon	27,494	–	–
G. D. Forsee	26,770	–	–
C. J. Horner	6,330	45,087	–
L. P. Hudson	3,309	–	–
M. P. Lee	3,146	–	–
J. P. Surma	7,567	–	–
R. J. Swift	5,239	62,332	–
T. L. White	26,227	47,222	–
M.W. Lamach	154,622	61,713	710,096
S.K. Carter	53,878	–	73,439
D. P. M. Teirlinck	6,919	88,480	61,896
R. G. Zafari	56,472	7,595	65,526
M. J. Avedon	44,490	56,952	86,302
M. C. Green	6,357	–	17,939
All directors and executive officers as a group (20 persons) [4]	516,146	454,543	1,102,890

(1) Represents (i) ordinary shares held directly; (ii) ordinary shares held indirectly through a trust; (iii) unvested shares, including any RSUs or PSUs, and ordinary shares and ordinary share equivalents notionally held under the Trane Deferred Compensation Plan (the "TDCP") that may vest or are distributable within 60 days of the Record Date; and (iv) ordinary shares held by the trustee under the ESP for the benefit of executive officers. No director or executive officer of the Company beneficially owns 1% or more of the Company's ordinary shares.

(2) Represents ordinary shares and ordinary share equivalents notionally held under the Ingersoll Rand Directors Deferred Compensation Plan (the "DDCP I") and the Ingersoll Rand Directors Deferred Compensation and Stock Award Plan II (the "DDCP II" and, together with the DDCP I, referred to as the "DDCP Plans"), and the EDCP Plans that are not distributable within 60 days of the Record Date.

(3) Represents ordinary shares as to which directors and executive officers had stock options or SARs exercisable within 60 days of the Record Date, under the Company's Incentive Stock Plans.

(4) The Company's ordinary shares beneficially owned by all directors and executive officers as a group (including shares issuable under exercisable options) aggregated approximately 0.63% of the total outstanding ordinary shares. Ordinary shares and ordinary share equivalents notionally held under the DDCP Plans, the EDCP Plans and the TDCP and ordinary share equivalents resulting from dividends on deferred stock awards are not counted as outstanding shares in calculating these percentages because they are not beneficially owned; the directors and executive officers have no voting or investment power with respect to these shares or share equivalents.

The following table sets forth each shareholder which is known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares of the Company based solely on the information filed by such shareholder on Schedule 13D or filed by such shareholder in 2016 for the year ended December 31, 2016 on Schedule 13G under the Securities Exchange Act of 1934:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class [1]
BlackRock, Inc. [2] 40 East 52nd Street New York, New York 10022	17,748,009	6.9%
Vanguard Group [3] 100 Vanguard Blvd. Malvern, PA 19355	16,193,109	6.3%
State Street Corporation [4] State Street Financial Center One Lincoln Street Boston, MA 02111	14,058,764	5.5%

(1) The ownership percentages set forth in this column are based on the Company's outstanding ordinary shares on the Record Date and assumes that each of the beneficial owners continued to own the number of shares reflected in the table above on such date.

(2) Information regarding BlackRock, Inc. and its stockholdings was obtained from a Schedule 13G filed with the SEC on January 25, 2017. The filing indicated that, as of December 31, 2016, BlackRock, Inc. had sole voting power as to 14,627,576 of such shares and sole dispositive power as to 17,735,346 of such shares.

(3) Information regarding Vanguard Group and its stockholdings was obtained from a Schedule 13G filed with the SEC on February 10, 2017. The filing indicated that, as of December 31, 2016, Vanguard Group Inc. had sole voting power as to 404,954 of such shares and sole dispositive power as to 15,746,177 of such shares.

(4) Information regarding State Street Corporation and its stockholdings was obtained from a Schedule 13G filed with the SEC on February 7, 2017. The filing indicated that, as of December 31, 2016, State Street Corporation had sole voting and dispositive power as to 0 of such shares.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2016, with respect to the Company's ordinary shares that may be issued under equity compensation plans:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by security holders [1]	9,106,440	$47.81	9,012,531
Equity compensation plans not approved by security holders [2]	910,176	–	–
Total	**10,016,616**	**$47.81**	**9,012,531**

(1) Consists of the Incentive Stock Plan of 1998, the 2007 Plan, the 2013 Plan and the Trane 2002 Omnibus Incentive Plan.

(2) Consists of EDCP Plans, DDCP Plans and the TDCP. Plan participants acquire Company shares under these plans as a result of the deferral of salary, AIM awards and PSUs.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The Company does not generally engage in transactions in which its executive officers, directors or nominees for directors, any of their immediate family members or any of its 5% shareholders have a material interest. Pursuant to the Company's written related person transaction policy, any such transaction must be reported to management, which will prepare a summary of the transaction and refer it to the Corporate Governance and Nominating Committee for consideration and approval by the disinterested directors. The Corporate Governance and Nominating Committee reviews the material terms of the related person transaction, including the dollar values involved, the relationships and interests of the parties to the transaction and the impact, if any, to a director's independence. The Corporate Governance and Nominating Committee only approves those transactions that are in the best interest of the Company. In addition, the Company's Code of Conduct, which sets forth standards applicable to all employees, officers and directors of the Company, generally proscribes transactions that could result in a conflict of interest for the Company. Any waiver of the Code of Conduct for any executive officer or director requires the approval of the Company's Board of Directors. Any such waiver will, to the extent required by law or the NYSE, be disclosed on the Company's website at *www.ingersollrand.com* or on a current report on Form 8-K. No such waivers were requested or granted in 2016.

We have not made payments to directors other than the fees to which they are entitled as directors (described under the heading "Compensation of Directors") and the reimbursement of expenses related to their services as directors. We have made no loans to any director or officer nor have we purchased any shares of the Company from any director or officer.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and officers, and persons who beneficially own more than ten percent of the Company's ordinary shares, to file reports of ownership and reports of changes in ownership with the SEC and the NYSE. To the Company's knowledge, based solely on its review of such forms received by the Company and written representations that no other reports were required, all Section 16(a) filing requirements were complied with for the year 2016 other than with respect to one Form 4 filing for Mr. Chris Kuehn due to administrative error.

SHAREHOLDER PROPOSALS AND NOMINATIONS

Any proposal by a shareholder intended to be presented at the 2018 Annual General Meeting of shareholders of the Company must be received by the Company at its registered office at 170/175 Lakeview Drive, Airside Business Park, Swords, Co. Dublin, Ireland, Attn: Secretary, no later than December 25, 2017, for inclusion in the proxy materials relating to that meeting. Any such proposal must meet the requirements set forth in the rules and regulations of the SEC, including Rule 14a-8, in order for such proposals to be eligible for inclusion in our 2018 proxy statement.

The Company's Articles of Association set forth procedures to be followed by shareholders who wish to nominate candidates for election to the Board of Directors in connection with Annual General Meetings of shareholders or pursuant to written shareholder consents or who wish to bring other business before a shareholders' general meeting. All such nominations must be accompanied by certain background and other information specified in the Articles of Association. In connection with the 2018 Annual General Meeting, written notice of a shareholder's intention to make such nominations or bring business before the Annual General Meeting must be given to the Secretary of the Company not later than March 10, 2018. If the date of the 2018 Annual General Meeting occurs more than 30 days before, or 60 days after, the anniversary of the 2017 Annual General Meeting, then the written notice must be provided to the Secretary of the Company not later than the seventh day after the date on which notice of such Annual General Meeting is given.

In addition, the Company's Articles of Association separately provide shareholders representing 3% or more of the voting power of the Company's shares with the right, subject to certain terms and conditions, to nominate candidates for election to the Board of Directors and have such candidate included in our proxy materials for the applicable Annual General Meeting ("proxy access"). All such nominations must be accompanied by certain background and other information specified in the Articles of Association. In connection with the 2018 Annual General Meeting, written notice of proxy access nominations must be given to the Secretary of the Company not earlier than November, 25, 2017 and not later than later than December 25, 2017. If the date of the 2018 Annual General Meeting occurs more than 30 days before, or 60 days after, the anniversary of the 2017 Annual General Meeting, then the written notice must be provided to the Secretary of the Company not earlier than 120 days prior to the 2018 Annual General Meeting and not later than the close of business on the later of (x) the 90th day prior to the 2018 Annual General Meeting or (y) the 10th day following the day on which public announcement of the date of the 2018 Annual General Meeting is first made.

The Corporate Governance and Nominating Committee will consider all shareholder recommendations for candidates for Board membership, which should be sent to the Committee, care of the Secretary of the Company, at the address set forth above. In addition to considering candidates recommended by shareholders, the Committee considers potential candidates recommended by current directors, Company officers, employees and others. As stated in the Company's Corporate Governance Guidelines, all candidates for Board membership are selected based upon their judgment, character, achievements and experience in matters affecting business and industry. Candidates recommended by shareholders are evaluated in the same manner as director candidates identified by any other means.

In order for you to bring other business before a shareholder general meeting, timely notice must be received by the Secretary of the Company within the time limits described above. The notice must include a description of the proposed item, the reasons you believe support your position concerning the item, and other specified matters. These requirements are separate from and in addition to the requirements you must meet to have a proposal included in our Proxy Statement. The foregoing time limits also apply in determining whether notice is timely for purposes of rules adopted by the SEC relating to the exercise of discretionary voting authority.

If a shareholder wishes to communicate with the Board of Directors for any other reason, all such communications should be sent in writing, care of the Secretary of the Company, or by email at *irboard@irco.com*.

HOUSEHOLDING

SEC rules permit a single set of annual reports and proxy statements to be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder continues to receive a separate proxy card. This procedure is referred to as householding. While the Company does not household in mailings to its shareholders of record, a number of brokerage firms with account holders who are Company shareholders have instituted householding. In these cases, a single proxy statement and annual report will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once a shareholder has received notice from his or her broker that the broker will be householding communications to the shareholder's address, householding will continue until the shareholder is notified otherwise or until the shareholder revokes his or her consent. If at any time a shareholder no longer wishes to participate in householding and would prefer to receive a separate proxy statement and annual report, he or she should notify his or her broker. Any shareholder can receive a copy of the Company's proxy statement and annual report by contacting the Company at its registered office at 170/175 Lakeview Drive, Airside Business Park, Swords, Co. Dublin, Ireland, Attention: Secretary or by accessing it on the Company's website at *www.ingersollrand.com*.

Shareholders who hold their shares through a broker or other nominee who currently receive multiple copies of the proxy statement and annual report at their address and would like to request householding of their communications should contact their broker.

Dated: April 24, 2017

Directions to the Annual General Meeting

DIRECTIONS FROM DUBLIN AIRPORT

- Take the M1 from the Dublin Airport and follow the signs for the M50 to the Westlink Toll Bridge.
- Immediately after coming off toll bridge, exit at junction 7 and head right to N4- Galway/Sligo & The West.
- Continue on this road past the Lucan Spa Hotel and on to the M4 Motorway.
- Exit Motorway at Naas/Maynooth signpost and at junction take left for Naas.
- Continue for approximately 5 miles/8km - cross Clane Road and follow sign for Straffan
- Past Barberstown Castle and into Straffan Village - continue through village - entrance to K Club ½ mile/800 m on right hand side.
- Satellite Navigation Co-Ordinates: 53.308056- Latitude, -6.625050- Longitude